   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 22, 2000

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               AMR RESEARCH, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                              873200                             04-2944158
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)              IDENTIFICATION NO.)

                         TWO OLIVER STREET, FIFTH FLOOR
                             BOSTON, MA 02109-4925
                                 (617) 542-6600
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               ANTHONY J. FRISCIA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               AMR RESEARCH, INC.
                         TWO OLIVER STREET, FIFTH FLOOR
                             BOSTON, MA 02109-4925
                                 (617) 542-6600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

            ANTHONY J. MEDAGLIA, JR., P.C.                          MARTIN CARMICHAEL, III, P.C.
             HUTCHINS, WHEELER & DITTMAR                            GOODWIN, PROCTER & HOAR LLP
              A PROFESSIONAL CORPORATION                                   EXCHANGE PLACE
                  101 FEDERAL STREET                                BOSTON, MASSACHUSETTS 02109
             BOSTON, MASSACHUSETTS 02110                                   (617) 570-1000
                    (617) 951-6600

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the earlier registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                                      PROPOSED
                                                                 MAXIMUM AGGREGATE             AMOUNT OF
     TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED          OFFERING PRICE(1)          REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value per share.....................        $75,000,000                 $19,800
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION -- SEPTEMBER 22, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS
               , 2000

                                      LOGO
                                      SHARES OF COMMON STOCK

      AMR RESEARCH, INC.:

      - We are a leading provider of research and analysis on e-business strategies and technologies.

      - We focus on industry-specific coverage of supply chain management, customer management, enterprise management, business-to-business e-commerce and all underlying enabling technologies.

      PROPOSED SYMBOL AND MARKET:

      -  AMRR/Nasdaq National Market

THE OFFERING:

-  We are offering           shares of our common stock.

-  The underwriters have an option to purchase an additional           shares
   from us to cover over-allotments.

- This is our initial public offering, and no public market currently exists for our shares.

-  We currently estimate that the initial public offering price of the shares
   will be between $     and $     per share.

-  Closing:           , 2000.

-----------------------------------------------------------------------------------
                                                              Per Share     Total
-----------------------------------------------------------------------------------
Public offering price:                                         $           $
Underwriting fees:
Proceeds to AMR Research:
-----------------------------------------------------------------------------------

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
--------------------------------------------------------------------------------
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. NOR HAVE THEY MADE, NOR WILL THEY MAKE, ANY DETERMINATION AS TO WHETHER ANYONE SHOULD BUY THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE
                 THOMAS WEISEL PARTNERS LLC
                                 ADAMS, HARKNESS & HILL, INC.
                                               WILLIAM BLAIR & COMPANY
                                                          DLJDIRECT INC.

                       INSIDE FRONT COVER OF PROSPECTUS:

     [Graphic depicting a company research model appears here, consisting of a series of concentric circles labeled "Business Strategy", "E-Business Strategy", "B2B Marketplace Strategies", "Supply Chain Management", "Enabling Technologies", and "Industry-Specific Implementation."]

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               TABLE OF CONTENTS

                                        Page
Prospectus Summary....................    1
Risk Factors..........................    6
Special Note Regarding Forward-Looking
  Statements..........................   11
Use of Proceeds.......................   12
Termination of S Corporation Election
  and S Corporation Distributions.....   12
Dividend Policy.......................   12
Capitalization........................   13
Dilution..............................   14
Selected Consolidated Financial
  Data................................   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   17

                                        Page
Business..............................   25
Management............................   36
Relationships with Directors and
  Related Transactions................   42
Principal Stockholders................   43
Description of Capital Stock..........   45
Shares Eligible for Future Sale.......   48
Underwriting..........................   49
Legal Matters.........................   51
Experts...............................   52
Where You Can Find More Information...   52
Index to Consolidated Financial
  Statements..........................  F-1

                               PROSPECTUS SUMMARY

     The information below is only a summary of more detailed information included in other sections of this prospectus. You should read the entire prospectus including the "Risk Factors" and the financial statements and related notes. Unless otherwise specified, all industry statistical data and projections in this prospectus are estimates from reports published by AMR Research.

                                  AMR RESEARCH

OUR BUSINESS

     We are a leading provider of research and analysis on e-business strategies and technologies. Our research offers a comprehensive view of the rapidly evolving business processes fundamental to success in the new economy. We focus on industry-specific coverage of supply chain management, customer management, enterprise management, business-to-business e-commerce and all underlying enabling technologies. Clients use our in-depth analysis to develop and implement end-to-end e-business strategies consistent with their overall business goals. We target our services to senior management, technology and marketing professionals and business strategists at large enterprises and technology and service vendors.

     Our core research and analysis offering, the E-Business Advisory Service, is provided through annual and multi-year subscription contracts. We offer clients an integrated set of services, including monthly qualitative and quantitative reports, daily and weekly news analysis, research analyst access and participation at our executive conferences. Our interactive web site facilitates personalized access to our research as well as proprietary supporting data.

     We believe our research is distinguished by the extensive industry experience of our research analysts. As of August 31, 2000, our research analysts averaged over 15 years of experience in a variety of industries, including manufacturing, retail, software and technology, financial services and management consulting.

     Our client services team focuses on creating long-term, interactive client relationships, which we believe has contributed to our high renewal rates. During the twelve months ended June 30, 2000, approximately 80% of our client contracts, as measured in units, and 102%, as measured by dollar value, were renewed.

     As of June 30, 2000, we had 887 client contracts for our E-Business Advisory Service, a 35% increase from June 30, 1999. Our revenues were $25.4 million in 1999. Revenues increased 64% to $17.4 million for the six months ended June 30, 2000, from $10.6 million for the six months ended June 30, 1999. Our net income was $2.7 million in 1999 and $2.3 million for the six months ended June 30, 2000.

MARKET OPPORTUNITY

     We believe that the rapid growth of e-commerce and the related increase in new technology-led business models have created significant opportunities and challenges for traditional and emerging businesses. Domestic business-to-business e-commerce transactions totaled approximately $215 billion in 1999, representing less than 2% of the approximately $16.0 trillion of total domestic commerce in 1999. We estimate that these transactions will grow to approximately $5.7 trillion by 2004. To capitalize on this growth, traditional and emerging businesses are making significant capital investments to implement business process strategies and technology solutions critical to achieving their core business goals, including supply chain management, customer relationship management and e-commerce applications.

     We believe that the development and implementation of these technology-led business strategies require a close collaboration of senior business executives, sales and marketing executives and technology professionals. These efforts are complicated by the acceleration in the rate of technology change and by the rapid growth in the number and complexity of new technology platforms and applications.

     As a result of these trends, we believe there is a large and rapidly growing demand for credible, independent and industry-specific advice in all critical areas of e-business strategy, technology and applications. In particular, we believe that a substantial market opportunity for providers of this independent expertise exists among large, traditional companies that are just beginning to embrace e-business opportunities, emerging new economy businesses and technology and service vendors that are increasingly challenged to maintain or gain competitive advantages. We expect demand will also increase as e-business impacts new industries and expands into other geographic areas.

OUR STRATEGY

     Our objective is to be recognized as the leading provider of e-business research and analysis. Key elements of our strategy include:

     - Expand our client base;

     - Increase sales to existing clients;

     - Introduce new research practices;

     - Expand our international presence;

     - Enhance the AMR Research brand; and

     - Pursue selective acquisitions and strategic partnerships.

HISTORY

     We were founded in 1986 and initially focused on providing in-depth research and analysis on technology-led business processes, such as supply chain management, customer management and enterprise management, primarily in manufacturing environments.

     We were incorporated on December 22, 1986 in the Commonwealth of Massachusetts and reincorporated in Delaware on July 31, 1996. Since December 22, 1986, we have elected to be taxed under subchapter S of the Internal Revenue Code of 1986, as amended. Prior to the completion of this offering, our stockholders will terminate this election and we will be subject to corporate-level federal and state income taxes at prevailing corporate rates.

     We maintain executive offices at Two Oliver Street, Boston, Massachusetts, 02109, with regional offices in London, England and Irvine, California. Our main telephone number is (617) 542-6600. Our web site can be found at www.amrresearch.com. Information contained on our web site is not intended to be part of this prospectus and is not incorporated into this prospectus.

     References to "we," "us" or "AMR Research" refer to AMR Research, Inc., its subsidiary and all predecessor entities.

     We have applied for and received service mark registrations for, among others, "AMR Research". Any other trademark, trade name or service mark appearing in this prospectus belongs to its holder.

                                  THE OFFERING

Common stock offered..........                  shares

Common stock to be outstanding
after the offering............                  shares

Use of proceeds...............   We estimate that we will receive net proceeds
                                 of approximately $          million from this
                                 offering, assuming an initial public offering
                                 price of $          per share. We plan to use
                                 the net proceeds from this offering for
                                 expansion of our research, sales and marketing staffs, development of new research practices, international expansion, technology and leasehold improvements, potential acquisitions and general corporate purposes.

Over-allotment option.........   We have granted to the underwriters an option
                                 to purchase up to an additional
                                 shares solely to cover over-allotments.

Dividend policy...............   We do not anticipate paying cash dividends in
                                 the foreseeable future.

Proposed Nasdaq symbol........   AMRR

     The outstanding share information is based on our shares outstanding as of
            , 2000. This information excludes 5,777,869 shares of common stock issuable upon the exercise of stock options outstanding under our option plan as of August 31, 2000, with a weighted average exercise price of $1.33 per share.
In addition, this information excludes             shares of common stock
reserved for future issuance under our stock option plans as of             ,
2000.

     Except as otherwise noted, all information in this prospectus assumes:

     - no exercise of the underwriters' over-allotment option;

     - a merger of our Class A common stock and Class B common stock into one class of common stock, effected prior to this offering; and

     - a five-for-two stock split, effected prior to this offering.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

     The following tables present our summary financial and operating data. This summary consolidated financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. These results, including the pro forma data, are not necessarily indicative of results for any future period.

                                                                                         SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                       JUNE 30,
                               -------------------------------------------------------   -----------------
                                  1995          1996        1997      1998      1999      1999      2000
                               (UNAUDITED)   (UNAUDITED)                                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Research services..........    $ 3,656       $ 6,577     $10,451   $15,101   $22,097   $ 9,440   $15,383
  Other......................        860           630       1,229     2,831     3,287     1,151     2,024
                                 -------       -------     -------   -------   -------   -------   -------
     Total revenues..........      4,516         7,207      11,680    17,932    25,384    10,591    17,407
Operating expenses:
  Cost of services...........      2,029         3,096       4,471     7,212    11,492     5,296     6,905
  Sales and marketing........      1,173         1,549       2,745     4,541     6,565     2,904     4,827
  General and
     administrative..........        946         1,346       2,643     3,404     4,773     2,169     3,386
                                 -------       -------     -------   -------   -------   -------   -------
     Total operating
       expenses..............      4,148         5,991       9,859    15,157    22,830    10,369    15,118
                                 -------       -------     -------   -------   -------   -------   -------
Operating income.............        368         1,216       1,821     2,775     2,554       222     2,289
Other income, net............         73           123         167       235       242       122       139
                                 -------       -------     -------   -------   -------   -------   -------
Income before income tax
  provision..................        441         1,339       1,988     3,010     2,796       344     2,428
Income tax provision.........          7            42          92       160       121        15       106
                                 -------       -------     -------   -------   -------   -------   -------
     Net income..............    $   434       $ 1,297     $ 1,896   $ 2,850   $ 2,675   $   329   $ 2,322
                                 =======       =======     =======   =======   =======   =======   =======

PRO FORMA DATA (UNAUDITED):
Historical income before
  income tax provision.......    $   441       $ 1,339     $ 1,988   $ 3,010   $ 2,796   $   344   $ 2,428
Pro forma income tax
  provision (1)..............        187           566         841     1,266     1,203       148     1,003
                                 -------       -------     -------   -------   -------   -------   -------
     Pro forma net income....    $   254       $   773     $ 1,147   $ 1,744   $ 1,593   $   196   $ 1,425
                                 =======       =======     =======   =======   =======   =======   =======
Pro forma earnings per common
  share (2):
  Basic......................    $  0.02       $  0.07     $  0.10   $  0.15   $  0.13   $  0.02   $  0.13
                                 =======       =======     =======   =======   =======   =======   =======
  Diluted....................    $  0.02       $  0.07     $  0.09   $  0.13   $  0.11   $  0.01   $  0.10
                                 =======       =======     =======   =======   =======   =======   =======

Weighted average common
  shares outstanding:
  Basic......................     11,875        11,875      11,875    11,875    11,936    11,902    10,936
                                 =======       =======     =======   =======   =======   =======   =======
  Diluted....................     11,875        11,875      12,554    13,702    14,270    14,235    13,789
                                 =======       =======     =======   =======   =======   =======   =======

                                                 AS OF DECEMBER 31,                  AS OF JUNE 30,
                                    ---------------------------------------------   -----------------
                                     1995     1996     1997      1998      1999      1999      2000
SELECTED OPERATING DATA
  (UNAUDITED):
Number of client contracts........     238      368       501       582       758       655       887
Annual contract value (in
  thousands)......................  $4,210   $7,600   $12,000   $16,900   $27,400   $21,900   $35,600
Total contract value (in
  thousands)......................  $4,200   $8,100   $13,100   $20,500   $37,400   $26,600   $48,800
Number of employees...............      28       47        58        94       144       126       152

                                                                       AS OF JUNE 30, 2000
                                                             ---------------------------------------
                                                                                        PRO FORMA
                                                             ACTUAL    PRO FORMA(3)   AS ADJUSTED(4)
                                                                           (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents..................................  $ 9,460     $  9,460
Deferred revenue...........................................   17,461       17,461
Working capital(5).........................................   (4,563)      (7,798)
Total assets...............................................   20,413       20,413
Total stockholders' equity (deficit)(6)....................   (2,365)      (5,600)

------------------------------
(1) We have elected to be taxed, since December 22, 1986, under subchapter S of the Internal Revenue Code of 1986, as amended, whereby individual stockholders are liable for individual federal and certain state income taxes on our taxable income. Prior to the completion of this offering, our stockholders will terminate our S corporation election and we will be subject to corporate-level federal and state income taxes at prevailing corporate rates. Accordingly, the pro forma income tax adjustments represent the income taxes that would have been recorded if we had been a C corporation for the periods presented. See note 2 of notes to consolidated financial statements.

(2) Pro forma basic and diluted earnings per common share are computed by dividing pro forma net income by the weighted average number of shares of common stock and, in the case of diluted earnings per common share, common equivalent shares, outstanding during the period. See note 3 of notes to consolidated financial statements.

(3) Pro forma to give effect to the (i) distributions of a portion of previously undistributed S corporation earnings taxed or taxable to our stockholders of approximately $2.6 million based on earnings through the termination of our S corporation election; and (ii) termination of our S corporation election and the recognition of a net deferred income tax liability of approximately $600,000 as of June 30, 2000. See notes 2 and 12 of notes to consolidated financial statements.

(4) Adjusted to reflect the sale of                shares of common stock
    offered hereby, at an assumed initial public offering price of $     per
    share, after deducting the underwriting discount and estimated offering expenses payable by us.

(5) Our working capital balances are generally negative because of the timing of cash collections from our clients. Our client contracts are typically annual and paid in advance. Accordingly, a substantial portion of our billings is initially recorded as deferred revenue and amortized into revenue during the term of the contact to which such billings relate.

(6) The stockholders' deficit at June 30, 2000 reflects our repurchase of approximately 1.2 million shares for approximately $5.0 million during the six months ended June 30, 2000. Additionally, the pro forma stockholders' deficit as of June 30, 2000 reflects the distribution of $2.6 million and the recognition of a net deferred income tax liability of approximately $600,000 described in footnote (3) above.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks below, together with the other information contained in this prospectus, before you decide to purchase shares of our common stock.

IF WE DO NOT ATTRACT AND RETAIN QUALIFIED PROFESSIONAL PERSONNEL, THE DEPTH AND QUALITY OF OUR SERVICE MAY DECLINE, WHICH MAY NEGATIVELY IMPACT OUR ABILITY TO GROW OUR BUSINESS.

     Our success depends in large part on the continued contributions of our senior management team, research staff and sales representatives. As of August 31, 2000, we employed 39 sales representatives and a research staff of 79 people, which includes 44 research analysts and a client services team of 35 employees. We expect to increase our hiring of research staff and sales representatives significantly in the next few years. Thus, our future operating results will depend largely on our ability to attract and retain qualified personnel. We face intense competition in hiring and retaining personnel from, among others, technology and software companies, market research and consulting firms, print and electronic publishing companies and financial services companies. None of our employees have signed employment agreements or non-competition agreements, which could negatively impact our ability to prevent employees from taking positions with competing firms. Many of these firms have substantially greater financial resources than we do. In addition, some personnel that we may attempt to hire could be subject to non-competition agreements that could impede our recruitment efforts. To the extent that we are unable to retain our existing management, research staff or sales representatives or that we are unable to increase our research staff and the number of sales representatives that we hire, we may not be able to remain competitive or grow our business.

OUR BUSINESS MAY SUFFER IF WE HAVE DIFFICULTY IN ACQUIRING OR RETAINING SUBSCRIBERS TO OUR E-BUSINESS ADVISORY SERVICE.

     Our business and financial results are dependent on our ability to attract and retain clients for our E-Business Advisory Service. Research services revenue, as a percentage of our total revenues, was 84% in 1998 and 87% in 1999. A significant decline in our renewal rates could have an adverse effect on our revenues.

IF WE PROVE UNABLE TO ANTICIPATE MARKET TRENDS, OR IF WE FAIL TO PROVIDE INFORMATION THAT IS USEFUL TO OUR CLIENTS, WE MAY NOT REMAIN COMPETITIVE AND OUR GROWTH AND PROFITABILITY MAY SUFFER.

     Our success depends in large part on our ability to anticipate, research and analyze rapidly changing technologies and industries and on our ability to provide this information in a timely and cost-effective manner. If our predictions or projections about rapidly changing technologies and industries prove to be wrong, or if we are unable to continually update our information, our reputation may suffer and demand for our research services may decline. In addition, if our existing and potential clients do not agree with our analysis of market trends, our business and financial results may suffer.

     Moreover, if we are unable to develop and introduce successful new services and programs or make enhancements to existing programs in response to our clients' needs, our business may also be adversely affected and our growth and profitability may suffer.

RAPID GROWTH IN OUR BUSINESS COULD STRAIN OUR MANAGERIAL, OPERATIONAL AND FINANCIAL RESOURCES.

     The anticipated future growth of our business could strain our managerial, operational and financial resources. We had 94 employees at December 31, 1998, 144 employees at December 31, 1999 and 172 employees at August 31, 2000. We anticipate hiring a substantial number of research staff, sales representatives and other employees in the next few years to expand our service offerings. We also expect to continue to open additional offices. As we expand, we expect that we will need to continually enhance our financial and managerial controls, billing systems, reporting systems and procedures. In addition, as we expand we will also need to increase our employee training efforts. If we are unable to manage our growth effectively, our business and financial results may suffer.

WE ARE DEPENDENT ON KEY MANAGEMENT PERSONNEL FOR OUR FUTURE SUCCESS.

     Our future success will depend in part on the continued service of a number of our key management personnel. We have key man life insurance on Anthony J. Friscia, our founder and Chief Executive Officer. None of our officers, including Mr. Friscia, have employment agreements or are subject to non-compete restrictions with us. The loss of any of our executive officers, in particular Mr. Friscia, could harm our business and financial results.

WE MAY NOT BE ABLE TO SUCCESSFULLY MAKE OR INTEGRATE ACQUISITIONS OF OTHER COMPANIES OR SERVICES.

     In the past, we have not grown by acquiring other companies or services. Although we have no present understanding or agreement relating to any acquisition, we anticipate that there may be attractive acquisition opportunities in the future. We cannot assure you, however, that we will be able to complete future acquisitions successfully or to integrate an acquired entity with our current business. In addition, the key personnel of the acquired company may decide not to work for us. If we make acquisitions, we could have difficulty integrating the acquired services. These difficulties could disrupt our current business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders.

WE COULD FACE ADDITIONAL RISKS AND CHALLENGES IF WE CONTINUE TO EXPAND INTERNATIONALLY.

     Our business plan calls for accelerated international growth. We opened our first international office in London, England in September of 1999. Revenues generated from clients serviced outside the United States accounted for less than 3% of our total revenues in 1999. International expansion may have an adverse impact on results of operations in the near term. In addition, our international operations are, and will be in the future, subject to many risks that may adversely impact our efforts at expansion internationally, including the following:

     - political and economic conditions in various jurisdictions;

     - fluctuations in currency exchange rates;

     - tariffs and other trade barriers;

     - adverse tax consequences; and

     - difficulties in protecting intellectual property rights in international jurisdictions.

     The occurrence of any or all of these factors could impact our ability to succeed in our international expansion and, as a result, could adversely affect our overall growth.

WE FACE INTENSE COMPETITION IN PROVIDING OUR RESEARCH SERVICES, AND SUCH COMPETITION MAY INCREASE IN THE FUTURE.

     We may not be able to compete successfully against current or future competitors, and the competitive pressures that we face may cause our business and financial results to suffer. Our current and potential competitors include many companies that have substantially greater financial, information gathering and marketing resources than we have.

     We expect competition to increase because of the business opportunities presented by the growth of e-commerce around the world which drives investment in e-business applications and technologies. Competition may also intensify as a result of industry consolidation, because the markets in which we operate face relatively few substantial barriers to entry. Furthermore, some of our competitors may choose to provide additional or complementary services, such as consulting services, that may enable them to compete more effectively in our target markets. In addition, our indirect competitors include the internal planning and marketing staffs of our current and prospective clients, as well as other information providers such as electronic and print publishing companies, survey-based general market research firms, and general business and consulting firms. Increased competition may result in reduced profitability and loss of market share, as well as different pricing, service or marketing decisions.

IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY OR FACE A CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY, WE MAY LOSE OUR INTELLECTUAL PROPERTY RIGHTS AND BE LIABLE FOR SIGNIFICANT DAMAGES.

     We provide our proprietary research products to hundreds of different companies throughout the world, including some companies that compete with us directly or indirectly. As a result, any protective steps we have taken may be inadequate to protect our intellectual property and to deter misappropriation of the original research and analysis that we develop. We also may be unable to detect the unauthorized use of our intellectual property or take appropriate steps to enforce our intellectual property rights. Moreover, effective trademark, copyright and trade secret protection may not be available in every country in which we offer our research products and services to the extent these protections are available in the United States.

     Our failure to adequately protect our intellectual property, either in the United States or abroad, could harm the AMR Research brand or our trademarks, devalue our proprietary research and analysis and affect our ability to compete effectively. Defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, which could harm our business.

     Furthermore, other parties may assert claims against us that we have misappropriated a trade secret or infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement or related claims, even if not meritorious, could be costly and time consuming to litigate, may distract management from other tasks of operating the business and may result in the loss of significant rights and the loss of our ability to operate our business.

IF THE GROWTH IN E-COMMERCE AND RELATED CORPORATE INVESTMENT IN E-BUSINESS STRATEGY, TECHNOLOGY AND APPLICATIONS DO NOT CONTINUE OR CONTINUE MORE SLOWLY THAN ANTICIPATED, OUR BUSINESS AND FINANCIAL RESULTS MAY SUFFER.

     Our success is partly dependent on the continued demand for external advice from corporate users on all aspects of e-business strategy, technology and applications. If the rate of growth in e-commerce and the related corporate spending on e-business strategy, technology and applications do not continue or continue more slowly than anticipated, our clients may not require the same volume of services from us, and we may not be able to execute our growth strategy. In that case, our profitability and our prospects could be adversely affected.

OUR OPERATING RESULTS MAY FLUCTUATE IN FUTURE PERIODS AND FAIL TO MEET THE EXPECTATIONS OF RESEARCH ANALYSTS OR INVESTORS, WHICH MAY CAUSE VOLATILITY OR A DECLINE IN THE PRICE OF OUR STOCK.

     Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a variety of factors that are outside of our control. These factors include, among others:

     - the level and timing of new business and renewals of subscriptions to our research services;

     - changes in the market demand for research services or analysis regarding e-business strategy, technology and applications; and

     - increased competition.

     The above factors could affect our quarterly as well as long-term financial results. In particular, a reduction in the demand for our other services and competition could have both short-term and long-term adverse effects on our business.

     Our revenues, expenses and operating results may also fluctuate significantly in the future as a result of business decisions made by us. These decisions include, among others:

     - the timing of the introduction and marketing of our new research services;

     - decisions on expenditures; and

     - the timing of acquisitions and the impact on our operations and our operating results.

     Sales of our research services are difficult to forecast accurately. If our revenues fall short of expectations, we may not be able to adjust our fixed expenses to compensate for this shortfall on a timely basis. Further, as a strategy for remaining competitive, we may have to make pricing, service or marketing decisions that could cause our business and financial results to suffer.

     Due to all the foregoing factors and other risks discussed in this section, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of research analysts or investors. In this event, the price of our common stock is likely to decline.

OUR DIRECTORS AND OFFICERS WILL RETAIN SIGNIFICANT CONTROL AFTER THIS OFFERING, WHICH MAY LEAD TO CONFLICTS WITH OTHER STOCKHOLDERS OVER CORPORATE GOVERNANCE MATTERS.

     Upon completion of this offering, our directors and officers will
beneficially own, in the aggregate,      % of our outstanding common stock, or
     % of our outstanding common stock if the over-allotment option is exercised. These stockholders acting together will be able to exert substantial influence over all matters requiring approval by our stockholders. These matters include the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, they may dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger, consolidation, takeover or other business combination even if such an event would benefit other stockholders.

OUR CORPORATE GOVERNANCE PROVISIONS MAY DETER A FINANCIALLY ATTRACTIVE TAKEOVER ATTEMPT.

     Provisions of our charter and by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which stockholders would receive a premium for their shares. These provisions include the following:

     - any action to be taken by stockholders must be taken at a meeting unless by unanimous written consent;

     - stockholders must comply with advance notice requirements before raising a matter at a meeting of stockholders or nominating a director for election;

     - only our chairman, the president or the board of directors may call a special meeting of stockholders;

     - our board of directors is divided into three classes;

     - no director may be removed at any time except for cause and by a majority vote of the outstanding shares of voting stock; and

     - our board of directors has the authority, without further action by the stockholders, to fix the rights and preferences of and issue shares of preferred stock.

FUTURE SALES OF OUR COMMON STOCK MAY NEGATIVELY AFFECT OUR STOCK PRICE.

     Following this offering, we will have a large number of shares of common stock outstanding and available for resale beginning at various points of time in the future. Our stockholders who acquired their shares prior to this public
offering may be able to sell as many as                shares of our common
stock in the public market beginning as soon as 180 days after the date of this prospectus. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market, or the perception that such sales could occur. In addition, these sales also might make it more difficult for us to sell equity securities in the future at a price that we think is appropriate, or at all.

OUR MANAGEMENT WILL RETAIN BROAD DISCRETION IN THE USE OF PROCEEDS FROM THIS OFFERING AND MAY NOT OBTAIN A FAVORABLE RETURN ON THE USE OF THESE PROCEEDS.

     We currently have no specific plans for a significant portion of our net proceeds from this offering. Consequently, our management has broad discretion as to how to spend the proceeds from this offering. They may spend these proceeds in ways with which our stockholders may not agree. Management's allocation of the proceeds of this offering may not benefit our business and the investment of the proceeds may not yield a favorable return.

THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK, AND OUR STOCK MAY EXPERIENCE SIGNIFICANT PRICE AND VOLUME FLUCTUATIONS.

     The stock market has experienced significant price and volume fluctuations. Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market or how liquid that market might become. The market price of the common stock may decline below the initial public offering price. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

     In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR INVESTMENT.

     If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution, in that the price you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their shares of common stock. You will experience additional dilution upon the exercise of outstanding stock options to purchase common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains "forward-looking statements." These statements may include statements regarding:

     - our business strategy;

     - plans for hiring additional personnel;

     - entering into business combinations or strategic partnerships;

     - adequacy of anticipated sources of funds, including the proceeds from this offering; and

     - other statements about our plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

     When used in this prospectus, the words "may," "will," "should," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of reasons, including those discussed under "Risk Factors" and elsewhere in this prospectus. Following this offering, we assume no obligation to update any forward-looking statements contained in this prospectus.

                                USE OF PROCEEDS

     We estimate net proceeds from the sale of                shares of common
stock by us in this offering at an assumed initial public offering price of
$          per share will be $          million, after deducting the estimated
underwriting discount and assumed offering expenses.

     We plan to use the net proceeds from this offering for expansion of our research, sales and marketing staffs, development of new research practices, international expansion, technology and leasehold improvements, potential acquisitions and general corporate purposes. As of the date of this prospectus, we have not made any specific expenditure plans with respect to these uses. Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering. Pending these uses, we intend to invest the proceeds in short-term, investment-grade, interest-bearing investments.

                     TERMINATION OF S CORPORATION ELECTION
                        AND S CORPORATION DISTRIBUTIONS

     We have operated as an S corporation since December 22, 1986. As a result of the S corporation election, our income has been taxed, for corporate-level federal and state income tax purposes, directly to our stockholders, except for certain state income taxes. Prior to the completion of this offering, our stockholders will terminate the S corporation election and we will be subject to corporate-level federal and state income taxes at prevailing corporate rates. Termination of this election will result in us recording a tax expense and a net deferred income tax liability during the quarter in which this offering is completed. The change in tax status will result in us recording a net deferred tax liability of approximately $600,000 as of the expected date of the termination.

     We have paid cash dividends of approximately $2.3 million, $3.8 million and $1.0 million to our stockholders in the years ended December 31, 1998 and 1999 and the six months ended June 30, 2000. We distributed approximately $1.1 million on September 5, 2000, representing a portion of our undistributed S corporation earnings. In addition, on September 18, 2000, our board of directors declared a distribution to be made to stockholders prior to the offering representing a portion of the anticipated undistributed S corporation earnings through the termination of our S corporation election. This distribution is expected to total $1.5 million and will be paid out of our cash balances. We also have entered into a tax indemnification agreement with our current stockholders. The agreement generally provides that we indemnify each of these stockholders for adjustments causing an increase in his taxes (including interest and penalties) resulting from adjustments initiated by taxing authorities related to the periods after January 1, 1997 that we were an S corporation, and that each such stockholder will pay to us an amount equal to any decrease in his tax liability resulting from such adjustments.

                                DIVIDEND POLICY

     We anticipate that following completion of this offering, our future earnings will be retained for the development of our business, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000. Our capitalization is presented:

     - on an actual basis;

     - on a pro forma basis after giving effect to the distribution of a portion of previously undistributed S corporation earnings taxed or taxable to our stockholders of approximately $2.6 million, including $1.1 million distributed on September 5, 2000 and $1.5 million declared on September 18, 2000, through the termination of our S corporation election and the recognition of a net deferred income tax liability of approximately $600,000, both to occur prior to completion of this offering; and

     - on a pro forma as adjusted basis to reflect our receipt of the net
       proceeds from the sale of           shares of common stock in this
       offering at an assumed initial public offering price of $          per
       share after deducting the estimated underwriting discount and assumed
       offering expenses of           .

                                                                      AS OF JUNE 30, 2000
                                                             --------------------------------------
                                                                                        PRO FORMA
                                                              ACTUAL     PRO FORMA     AS ADJUSTED
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Note payable to stockholder................................  $ 1,600      $ 1,600
Stockholders' Equity (deficit):
  Preferred stock, par value, $0.01 per share, 5,000 shares
     authorized, none issued...............................       --           --
  Common stock, $0.01 par value, 100,000 shares authorized;
     15,865 issued and 10,870 shares outstanding, actual
     and pro forma; .......................................      121          121
  Additional paid-in capital...............................      661          661
  Retained earnings (deficit)..............................    2,292         (943)
  Deferred compensation....................................     (260)        (260)
  Treasury stock, at cost (4,995 shares, actual and pro
     forma)................................................   (5,179)      (5,179)
                                                             -------      -------
     Total stockholders' equity (deficit)..................   (2,365)      (5,600)
                                                             -------      -------
     Total capitalization..................................  $  (765)     $(4,000)       $
                                                             =======      =======        ========

     See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.

                                    DILUTION

     The pro forma net tangible book value of the common stock as of June 30,
2000 was $          or $          per share, after giving effect to the (i)
distribution of a portion of previously undistributed S corporation earnings taxed or taxable to our stockholders of approximately $2.6 million, including $1.1 million distributed on September 5, 2000 and $1.5 million declared on September 18, 2000, through the termination of our S corporation election, and
(ii) termination of our S corporation election and the recognition of a net deferred income tax liability of approximately $600,000, both to occur upon completion of this offering.

     After giving effect to the sale of the common stock by us in this offering
at an assumed initial public offering price of $     per share and after
deducting the estimated underwriting discount and expenses of this offering, the adjusted pro forma net tangible book value at June 30, 2000 would have been
$       or $     per share.

     This offering will result in an increase in pro forma net tangible book
value per share of $       to existing stockholders and dilution in pro forma
net tangible book value per share of $          to new investors who purchase
common stock in this offering. Dilution is determined by subtracting pro forma net tangible book value per share from the assumed initial public offering price
of $          . The following table illustrates this per share dilution:

Assumed initial public offering price per share.............              $
  Pro forma net tangible book value per share...............  $
  Increase attributable to sale of common stock in this
     offering...............................................
                                                              --------
Pro forma net tangible book value per share after this
  offering..................................................
                                                                          --------
Dilution per share to new investors.........................              $
                                                                          ========

     If the underwriters' over-allotment option were exercised in full, the pro
forma net tangible book value per share after this offering would be $     per
share, the increase in net tangible book value per share to existing
stockholders would be $     per share, and the dilution to persons who purchase
common stock in this offering would be $     per share.

     The table below summarizes, on a pro forma basis, as of June 30, 2000, the following differences between our existing stockholders and new investors purchasing our common stock in this offering:

     - the number of shares purchased from us;

     - the aggregate cash consideration paid; and

     - the average price per share paid.

                                           SHARES PURCHASED     TOTAL CONSIDERATION
                                          ------------------    -------------------    AVERAGE PRICE
                                          NUMBER     PERCENT     AMOUNT     PERCENT      PER SHARE
Existing stockholders...................                  %     $                %        $
New investors...........................                                                  $
                                          -------      ---      --------      ---
          Total.........................               100%     $             100%        $
                                          =======      ===      ========      ===

                      SELECTED CONSOLIDATED FINANCIAL DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

     The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 1997, 1998 and 1999 and the consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 have been derived from our audited consolidated financial statements included in this prospectus. The consolidated balance sheet data as of December 31, 1995 and 1996, and the consolidated statement of operations data for 1995 and 1996 have been derived from our unaudited financial statements not included in this prospectus. The consolidated balance sheet data as of June 30, 2000 and the consolidated statement of operations data for the six months ended June 30, 1999 and 2000 are derived from unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements included in this prospectus and, in our opinion, include all necessary adjustments, consisting only of normal recurring adjustments which we consider necessary for a fair presentation of our results of operations and financial position for these periods. These results, including the pro forma data, are not necessarily indicative of results for any future period.

                                                                                             SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                       JUNE 30,
                                   -------------------------------------------------------   -----------------
                                      1995          1996        1997      1998      1999      1999      2000
                                   (UNAUDITED)   (UNAUDITED)                                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Research services..............    $ 3,656       $ 6,577     $10,451   $15,101   $22,097   $ 9,440   $15,383
  Other..........................        860           630       1,229     2,831     3,287     1,151     2,024
                                     -------       -------     -------   -------   -------   -------   -------
    Total revenues...............      4,516         7,207      11,680    17,932    25,384    10,591    17,407
Operating expenses:
  Cost of services...............      2,029         3,096       4,471     7,212    11,492     5,296     6,905
  Sales and marketing............      1,173         1,549       2,745     4,541     6,565     2,904     4,827
  General and administrative.....        946         1,346       2,643     3,404     4,773     2,169     3,386
                                     -------       -------     -------   -------   -------   -------   -------
    Total operating expenses.....      4,148         5,991       9,859    15,157    22,830    10,369    15,118
                                     -------       -------     -------   -------   -------   -------   -------
Operating income.................        368         1,216       1,821     2,775     2,554       222     2,289
Other income, net................         73           123         167       235       242       122       139
                                     -------       -------     -------   -------   -------   -------   -------
Income before income tax
  provision......................        441         1,339       1,988     3,010     2,796       344     2,428
Income tax provision.............          7            42          92       160       121        15       106
                                     -------       -------     -------   -------   -------   -------   -------
  Net income.....................    $   434       $ 1,297     $ 1,896   $ 2,850   $ 2,675   $   329   $ 2,322
                                     =======       =======     =======   =======   =======   =======   =======
PRO FORMA DATA (UNAUDITED):
Historical income before income
  tax provision..................    $   441       $ 1,339     $ 1,988   $ 3,010   $ 2,796   $   344   $ 2,428
Pro forma income tax
  provision(1)...................        187           566         841     1,266     1,203       148     1,003
                                     -------       -------     -------   -------   -------   -------   -------
  Pro forma net income...........    $   254       $   773     $ 1,147   $ 1,744   $ 1,593   $   196   $ 1,425
                                     =======       =======     =======   =======   =======   =======   =======
Pro forma earnings per common
  share(2):
  Basic..........................    $  0.02       $  0.07     $  0.10   $  0.15   $  0.13   $  0.02   $  0.13
                                     =======       =======     =======   =======   =======   =======   =======
  Diluted........................    $  0.02       $  0.07     $  0.09   $  0.13   $  0.11   $  0.01   $  0.10
                                     =======       =======     =======   =======   =======   =======   =======
Weighted average common shares
  outstanding:
  Basic..........................     11,875        11,875      11,875    11,875    11,936    11,902    10,936
                                     =======       =======     =======   =======   =======   =======   =======
  Diluted........................     11,875        11,875      12,554    13,702    14,270    14,235    13,789
                                     =======       =======     =======   =======   =======   =======   =======

                                                  AS OF DECEMBER 31,                     AS OF JUNE 30,
                                     ---------------------------------------------   -----------------------
                                      1995     1996     1997      1998      1999      1999         2000
SELECTED OPERATING DATA
  (UNAUDITED):
Number of client contracts.........     238      368       501       582       758       655          887
Annual contract value (in
  thousands).......................  $4,210   $7,600   $12,000   $16,900   $27,400   $21,900      $35,600
Total contract value (in
  thousands).......................  $4,200   $8,100   $13,100   $20,500   $37,400   $26,600      $48,800
Number of employees................      28       47        58        94       144       126          152

                                         AS OF DECEMBER 31,                                 AS OF JUNE 30, 2000
                       -------------------------------------------------------   -----------------------------------------
                          1995          1996        1997      1998      1999     ACTUAL    PRO FORMA(3)       PRO FORMA
                       (UNAUDITED)   (UNAUDITED)                                       (UNAUDITED)         AS ADJUSTED(4)
BALANCE SHEET DATA:
Cash and cash
  equivalents........    $1,713        $2,692      $ 4,008   $ 6,178   $ 5,313   $ 9,460      $ 9,460
Deferred revenue.....     2,602         3,757        5,716     8,322    12,606    17,461       17,461
Working capital(5)...       104           509        1,350       616      (755)   (4,563)      (7,798)
Total assets.........     3,057         5,097        7,833    12,507    16,942    20,413       20,413
Total stockholders'
  equity
  (deficit)(6).......       310         1,020        1,498     2,085     1,134    (2,365)      (5,600)

------------------------------
(1) We have elected to be taxed, since December 22, 1986 under subchapter S of the Internal Revenue Code of 1986, as amended, whereby individual stockholders are liable for individual federal and certain state income taxes on our taxable income. Prior to the completion of this offering, our stockholders will terminate our S corporation election and we will be subject to corporate-level federal and state income taxes at prevailing corporate rates. Accordingly, the pro forma income tax adjustments represent the income taxes that would have been recorded if we had been a C corporation for the periods presented. See note 2 of notes to consolidated financial statements.

(2) Pro forma basic and diluted earnings per common share are computed by dividing pro forma net income by the weighted average number of shares of common stock and, in the case of diluted earnings per common share, common equivalent shares outstanding during the period. See note 3 of notes to consolidated financial statements.

(3) Pro forma to give effect to the (i) distributions of a portion of previously undistributed S corporation earnings taxed or taxable to our stockholders of approximately $2.6 million based on earnings through the termination of our S corporation election; and (ii) termination of our S corporation election and the recognition of a net deferred income tax liability of approximately $600,000 as of June 30, 2000. See notes 2 and 12 of notes to consolidated financial statements.

(4) Adjusted to reflect the sale of                shares of common stock
    offered hereby, at an assumed initial public offering price of $     per
    share, after deducting the underwriting discount and estimated offering expenses payable by us.

(5) Our working capital balances are generally negative because of the timing of cash collections from our clients. Our client contracts are typically annual and paid in advance. Accordingly, a substantial portion of our billings is initially recorded as deferred revenue and amortized into revenue during the term of the contact to which such billings relate.

(6) The stockholders' deficit at June 30, 2000 reflects our repurchase of approximately 1.2 million shares for approximately $5.0 million during the six months ended June 30, 2000. Additionally, the pro forma stockholders' deficit at June 30, 2000 reflects the distribution of $2.6 million and the recognition of a net deferred income tax liability of approximately $600,000 described in footnote (3) above.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. Except for historical information, the discussion in this prospectus contains certain forward-looking statements that involve risks and uncertainties.

OVERVIEW

     We are a leading provider of research and analysis on e-business strategies and technologies. Our research offers a comprehensive view of the rapidly evolving business processes fundamental to success in the new economy. We focus on industry-specific coverage of supply chain management, customer management, enterprise management, business-to-business e-commerce and all underlying enabling technologies. Clients use our in-depth analysis to develop and implement end-to-end e-business strategies consistent with their overall business goals. We target our services to senior management, technology and marketing professionals and business strategists at large enterprises and technology and service vendors.

     We were founded in 1986 and initially focused on providing in-depth research and analysis on technology-led business processes, such as supply chain management, customer management and enterprise management, primarily in manufacturing environments. Our extensive expertise in these business processes well positioned us to capitalize on the rapid growth in e-business and the related demand from both traditional and emerging businesses for independent expert advice.

     To capitalize on this growth opportunity, in late 1998 we developed a new sales and marketing strategy and decided to invest in new industry practices and expand geographically. In 1999, we rebranded our service offerings as the E-Business Advisory Service, reorganized and increased the size of our research staff and significantly increased the size of our sales and marketing organizations. We launched our Retail Strategies and Utilities Strategies practices in the fall of 1999. In addition, we opened our first office outside of the United States in London, England in September 1999.

     We derive substantially all of our revenues from contracts for the research practices provided through our E-Business Advisory Service. These services include our written research, access to our research analysts and admission to our executive conference events. Contracts for our services are typically renewable annually and payable in advance. Accordingly, a substantial portion of our billings is initially recorded as deferred revenue. Research service revenue is recognized ratably on a monthly basis over the term of the contract. By their terms, the contracts are not refundable or cancelable. We also enter into multi-year agreements, generally two to three years in length. At June 30, 2000, approximately 17% of our clients held multi-year contracts.

     Other revenue is generated primarily from our Contract Negotiation and Benchmarking Service, conference events and speaking engagements. Our Contract Negotiation and Benchmarking Service is a fixed-fee contract where we provide clients with the critical information needed to negotiate enterprise software licensing and integration agreements. Our conference revenue consists primarily of revenue from individual attendees other than those receiving admission as part of their E-Business Advisory Service contracts. Billings attributable to other revenue are initially recorded as deferred revenue and then recognized as revenue when services are performed. Other revenue represented approximately 13% and 12% of our total revenues for the year ended December 31, 1999 and six months ended June 30, 2000.

     We have historically held our conferences during the second and fourth quarter. Conference expenses normally exceed conference revenues and, as a result, our operating margins are negatively impacted during these quarters.

     We have a highly diversified client base, which includes large enterprises and technology and service vendors, and no single client currently accounts for more than 3% of revenue. Revenues related to operations outside the United States accounted for less than 3% of our total revenues for each of the three years ended December 31, 1999 and, accounted for approximately 5% during the six month period ended June 30, 2000. Nearly all sales are recorded in U.S. dollars.

     Total revenues have grown to $25.4 million in 1999 from $4.5 million in 1995, representing a compounded annual growth rate of 54%. Research services revenue is a function of the number of client contracts we have and the value paid for the services. We believe that the following are useful indicators of our business performance:

     - ANNUAL CONTRACT VALUE. The value of contracts to purchase research services is an important measure of our business volume. We calculate annual contract value as the total revenues recognizable during a twelve-month period from all of our E-Business Advisory Service contracts in force at a given time, which value includes any revenue from the contracts that has already been recognized.

     - TOTAL CONTRACT VALUE. Total contract value represents the total value of all client contracts, including the value of all the years under multi-year agreements. We calculate total contract value as the total revenues recognizable under all of our E-Business Advisory Service contracts in force at a given time, which value includes any revenue from the contracts that has already been recognized. Total contract value is different from deferred revenue, which represents unrecognized revenue remaining on all billed contracts.

     - NUMBER OF CLIENT CONTRACTS. The number of client contracts represents the number of client contracts in effect at the end of each period.

     - CONTRACT RENEWAL RATES. Our experience is that a substantial number of our clients renew expiring contracts. At any given time, we calculate our renewal rates based on the number of client contracts that came up for renewal during the previous twelve-month period. The unit renewal rate represents the number of renewing client contracts. The dollar renewal rate represents the total E-Business Advisory Service dollars spent by renewing clients compared to total dollars that came up for renewal within the same period. For the purpose of these calculations, we treat each anniversary of a multi-year contract as a renewal. While the dollar renewal rate is not necessarily indicative of the future retention rate of our revenue base, it has been a significant contributing factor to our revenue growth.

     The following table sets forth our total revenues for the years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 1999 and June 30, 2000, as well as annual contract value, total contract value, number of client contracts and renewal rates at the end of such periods.

                                                                                  SIX MONTHS
                                                     YEAR ENDED DECEMBER 31,    ENDED JUNE 30,
                                                     -----------------------    --------------
                                                     1997     1998     1999     1999     2000
                                                               (DOLLARS IN MILLIONS)
Revenues...........................................  $11.7    $17.9    $25.4    $10.6    $17.4
Annual contract value..............................   12.0     16.9     27.4     21.9     35.6
Total contract value...............................   13.1     20.5     37.4     26.6     48.8

Number of client contracts.........................    501      582      758      655      887
Contract renewal rates:
  Units............................................     82%      77%      82%      79%      80%
  Dollars..........................................     92%      92%      97%      95%     102%

     Our operating expenses consist of cost of services, sales and marketing expenses, and general and administrative expenses. Cost of services represents the costs associated with the production and delivery of our services, and includes salaries, bonuses and related benefits for research and client services personnel and all associated editorial, travel and support services. Sales and marketing expenses include salaries, sales commissions, employee benefits, travel expenses, promotional costs and other costs incurred in marketing and selling our services. General and administrative expenses include the costs of the operations, technology and finance groups and other administrative functions.

     We recorded deferred compensation of approximately $260,000, representing the difference between the exercise price of stock options granted on June 23, 2000 and the fair value for accounting purposes of the underlying stock at the date of grant. The deferred compensation of $260,000 will be amortized over the four year vesting period of the options.

     We have elected to be taxed, since December 22, 1986, under subchapter S of the Internal Revenue Code, whereby the individual stockholders are liable for individual federal and certain state income taxes on our taxable income. As a result, we have not paid federal income taxes and paid reduced state income taxes. Prior to the completion of this offering, our stockholders will terminate our S corporation election and we will be subject to corporate-level federal and state income taxes. Termination of this election will result in our recording a tax expense and net deferred income tax liability during the quarter in which the offering is completed. We estimate that the net deferred income tax liability will be approximately $600,000 upon the expected date of termination. The pro forma income tax provision in our historical financial statements reflects the federal and state income taxes which would have been recorded if we had been treated as a C corporation during the periods presented. We have calculated these amounts based on an estimated effective tax rate for the respective periods.

RESULTS OF OPERATIONS

     The following table sets forth our results of operations as a percentage of total revenues for the periods indicated:

                                                                                    SIX MONTHS
                                                    YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                                                    ------------------------      --------------
                                                    1997      1998      1999      1999      2000
                                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Research services...............................   89%       84%       87%       89%       88%
  Other...........................................   11        16        13        11        12
                                                    ---       ---       ---       ---       ---
     Total revenues...............................  100       100       100       100       100
Operating expenses:
  Cost of services................................   38        40        45        50        40
  Sales and marketing.............................   24        25        26        27        28
  General and administrative......................   22        19        19        21        19
                                                    ---       ---       ---       ---       ---
     Total operating expenses.....................   84        84        90        98        87
                                                    ---       ---       ---       ---       ---
Operating income..................................   16        16        10         2        13
Other income, net.................................    1         1         1         1         1
                                                    ---       ---       ---       ---       ---
Income before income tax provision................   17        17        11         3        14
Income tax provision..............................    1         1        --        --         1
                                                    ---       ---       ---       ---       ---
  Net income......................................   16%       16%       11%        3%       13%
                                                    ===       ===       ===       ===       ===

SIX MONTHS ENDED JUNE 30, 2000 AND 1999

     REVENUES. Total revenues increased 64% to $17.4 million for the six months ended June 30, 2000 from $10.6 million for the six months ended June 30, 1999. Research services revenue increased 63% to $15.4 million for the six months ended June 30, 2000 from $9.4 million during the same period a year ago. The increases were primarily attributable to an increase in the number of client contracts and an increase in the annual contract value per client. The number of client contracts grew 35% to 887 at June 30, 2000 from 655 at June 30, 1999. Annual contract value per client increased 20% to approximately $40,000 at

June 30, 2000 from approximately $33,000 at June 30, 1999, primarily due to an increase in the number of practices purchased by our client companies. Annual contract value grew 63% to $35.6 million at June 30, 2000 from $21.9 million at June 30, 1999.

     Other revenue increased 76% to $2.0 million for the six months ended June 30, 2000 from $1.2 million during the same period a year ago. The increase was primarily attributable to higher revenue generated by our Contract Negotiation and Benchmarking Service.

     COST OF SERVICES. Cost of services increased 30% to $6.9 million for the six months ended June 30, 2000 from $5.3 million during the same period a year ago, due primarily to an increase in research analyst staffing and other employee-related costs. Cost of services decreased as a percentage of total revenues to 40% for the six months ended June 30, 2000 from 50% during the same period a year ago. Costs for the 1999 period included increased research infrastructure expenses, primarily employee-related costs, incurred to support anticipated growth, without a corresponding increase in revenue during that period.

     SALES AND MARKETING. Sales and marketing expenses increased 66% to $4.8 million for the six months ended June 30, 2000 from $2.9 million during the same period a year ago, due primarily to an increase in the number of sales personnel and employee-related costs, including commissions, as well as travel expenses. Sales and marketing expenses as a percentage of total revenues increased slightly to 28% during the six months ended June 30, 2000 compared to 27% the same period a year ago.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 56% to $3.4 million for the six months ended June 30, 2000 from $2.2 million during the same period a year ago, due primarily to an increase in employee-related costs connected with staffing increases in our operations, technology and finance functions. General and administrative expenses as a percentage of total revenues decreased to 19% during the six months ended June 30, 2000 from 21% for the six months ended June 30, 1999, reflecting our ability to leverage these expenses over a higher revenue base.

YEARS ENDED DECEMBER 31, 1999 AND 1998

     REVENUES. Total revenues increased 42% to $25.4 million for the year ended December 31, 1999 from $17.9 million for the year ended December 31, 1998. Research services revenue increased 46% to $22.1 million for the year ended December 31, 1999 from $15.1 million during the prior year. These increases were primarily attributable to growth in the number of client contracts and annual contract value per client. The number of client contracts grew 30% to 758 at December 31, 1999 from 582 at December 31, 1998. During that same year, annual contract value per client increased 24% to approximately $36,000 from approximately $29,000, due primarily to an increase in the number of services per client. Annual contract value grew 62% to $27.4 million at December 31, 1999 from $16.9 million at December 31, 1998.

     Other revenue increased 16% to $3.3 million in 1999 from $2.8 million for the prior year. The increase was primarily attributable to higher revenue generated by our Contract Negotiation and Benchmarking Service.

     COST OF SERVICES. Cost of services increased 59% to $11.5 million in 1999 from $7.2 million during the prior year, due primarily to an increase in research analyst staffing and other employee-related costs. Cost of services increased as a percentage of total revenues to 45% in 1999 from 40% in 1998. This increase resulted primarily from research infrastructure expenses, primarily employee-related costs, incurred to support anticipated growth, without a corresponding increase in revenues during that year.

     SALES AND MARKETING. Sales and marketing expenses increased 45% to $6.6 million in 1999 from $4.5 million during the prior year, due primarily to an increase in the number of sales personnel and employee-related costs, including commissions, as well as travel expenses. Sales and marketing expenses, as a percentage of total revenues, increased slightly to 26% in 1999 compared to 25% in 1998.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 40% to $4.8 million in 1999 from $3.4 million during the prior year, due primarily to an increase in employee-related costs connected with staffing increases in our operations, technology and finance functions. General and administrative expenses as a percentage of total revenues remained at 19% for 1998 and 1999.

YEARS ENDED DECEMBER 31, 1998 AND 1997

     REVENUES. Total revenues increased 54% to $17.9 million for the year ended December 31, 1998 from $11.7 million for the year ended December 31, 1997. Research services revenue increased 44% to $15.1 million for the year ended December 31, 1998 from $10.5 million during the prior year. These increases were primarily attributable to an increase in the number of client contracts and an increase in the annual contract value per client. The number of clients grew 16% to 582 at December 31, 1998 from 501 at December 31, 1997. During that same year, the annual contract value per client increased 21% to approximately $29,000 from approximately $24,000 due primarily to an increase in the number of services purchased by our client companies. Annual contract value grew 41% to $16.9 million at December 31, 1998 from $12.0 million at December 31, 1997.

     Other revenue increased 130% to $2.8 million in 1998 from $1.2 million in 1997. The increase was primarily attributable to higher revenue generated by our Contract Negotiation and Benchmarking Service.

     COST OF SERVICES. Cost of services increased 61% to $7.2 million in 1998 from $4.5 million during the prior year, due primarily to an increase in research analyst staffing and other employee-related costs. Cost of services increased slightly as a percentage of total revenues to 40% in 1998 from 38% in 1997.

     SALES AND MARKETING. Sales and marketing expenses increased 65% to $4.5 million in 1998 from $2.7 million in 1997, due primarily to an increase in the number of sales personnel and employee-related costs, including commissions, as well as travel expenses. Sales and marketing expenses as a percentage of total revenues increased slightly to 25% in 1998 compared to 24% in 1997.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 29% to $3.4 million in 1998 from $2.6 million during the same period in the prior year, due primarily to an increase in employee-related costs connected with staffing increases in our operations, technology and finance functions. General and administrative expenses as a percentage of total revenues decreased to 19% in 1998 compared to 22% in 1997, reflecting our ability to leverage these expenses over a higher revenue base.

QUARTERLY RESULTS OF OPERATIONS DATA

     The following tables set forth a summary of our unaudited consolidated quarterly operating results for the last six quarters and such data expressed as a percentage of total revenues. In our opinion, this information has been prepared on a consistent basis with the audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the period presented when read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. These results are not necessarily indicative of results for any future period.

                                                                    THREE MONTHS ENDED
                               --------------------------------------------------------------------------------------------
                                 MARCH 31,       JUNE 30,     SEPTEMBER 30,   DECEMBER 31,      MARCH 31,       JUNE 30,
                                   1999            1999           1999            1999            2000            2000
                                                                      (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Research services..........     $4,413          $5,027         $5,774          $6,883          $6,870          $8,513
  Other......................        182             969          1,280             856             550           1,474
                                  ------          ------         ------          ------          ------          ------
    Total revenues...........      4,595           5,996          7,054           7,739           7,420           9,987
Operating expenses:
  Cost of services...........      2,220           3,076          2,983           3,213           3,131           3,774
  Sales and marketing........      1,271           1,633          1,737           1,924           2,222           2,605
  General and
    administrative...........        983           1,186          1,150           1,454           1,565           1,821
                                  ------          ------         ------          ------          ------          ------
    Total operating
      expenses...............      4,474           5,895          5,870           6,591           6,918           8,200
Operating income.............        121             101          1,184           1,148             502           1,787
Other income, net............         66              56             45              75              57              82
                                  ------          ------         ------          ------          ------          ------
Income before income tax
  provision..................        187             157          1,229           1,223             559           1,869
Income tax provision.........          8               7             53              53              25              81
                                  ------          ------         ------          ------          ------          ------
  Net income.................     $  179          $  150         $1,176          $1,170          $  534          $1,788
                                  ======          ======         ======          ======          ======          ======

                                                                    THREE MONTHS ENDED
                               ---------------------------------------------------------------------------------------------
                                 MARCH 31,       JUNE 30,      SEPTEMBER 30,   DECEMBER 31,      MARCH 31,       JUNE 30,
                                   1999            1999            1999            1999            2000            2000
STATEMENT OF OPERATIONS DATA:
Revenues:
  Research services..........        96%             84%             82%             89%             93%             85%
  Other......................         4              16              18              11               7              15
                                    ---             ---             ---             ---             ---             ---
    Total revenues...........       100             100             100             100             100             100
Operating expenses:
  Cost of services...........        48              51              42              41              42              38
  Sales and marketing........        28              27              25              25              30              26
  General and
    administrative...........        21              20              16              19              21              18
                                    ---             ---             ---             ---             ---             ---
    Total operating
      expenses...............        97              98              83              85              93              82
                                    ---             ---             ---             ---             ---             ---
Operating income.............         3               2              17              15               7              18
Other income, net............         1               1               1               1               1               1
                                    ---             ---             ---             ---             ---             ---
Income before income tax
  provision..................         4               3              18              16               8              19
Income tax provision.........        --              --               1               1               1               1
                                    ---             ---             ---             ---             ---             ---
  Net income.................         4%              3%             17%             15%              7%             18%
                                    ===             ===             ===             ===             ===             ===

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations through funds generated from operations. Contracts for our E-Business Advisory Service, which constituted 87% of our total revenues for the year ended December 31, 1999, are generally annually renewable and payable in advance. We generated $3.0 million, $5.3 million and $3.4 million in cash from operating activities during the years ended December 31, 1997, 1998 and 1999. During the six months ended June 30, 2000, we generated $8.9 million in cash from operating activities.

     Net cash used in investing activities was $1.1 million in 1997, $30,000 in 1998 and $654,000 in 1999. These investing activities consist of purchases and redemptions of investments and capital expenditures. During the six months ended June 30, 2000, net cash used in investing activities was $471,000. Investing activities during the three years ended December 31, 1999 and the six months ended June 30, 2000 consisted primarily of purchases of computer equipment, furniture and leasehold improvements.

     Net cash used in financing activities was $1.4 million, $2.3 million and $3.6 million during the years ended December 31, 1997, 1998 and 1999. The cash used during the three-year period has consisted primarily of distributions to stockholders. During the six months ended June 30, 2000, net cash used in financing activities amounted to $4.3 million, consisting of $1.0 million in distributions to stockholders and $5.0 million for the repurchase of common stock, which were offset by a $1.6 million loan from a stockholder and $163,000 in proceeds received from the exercise of options to purchase common stock.

     On September 5, 2000, we distributed approximately $1.1 million representing a portion of our undistributed S corporation earnings. In addition, on September 18, 2000, our board declared a distribution of approximately $1.5 million to be made to stockholders prior to the offering representing a portion of the anticipated undistributed S corporation earnings through the termination of the S corporation election. These distributions of $2.6 million have been reflected in the pro forma balance sheet as of June 30, 2000. Additionally, we intend to pay the entire loan payable of $1.6 million to a stockholder by September 30, 2000. We do not intend to make any other distribution to stockholders prior to the completion of this offering.

     As of June 30, 2000, we had $9.5 million in cash and cash equivalents. As of June 30, 2000, we had no bank financing.

     We plan to continue to introduce new research services and to aggressively grow our client base. To this end, we will continue to invest in the hiring of research and sales personnel and the infrastructure needed to support our anticipated growth, including investments in technology and leasehold improvements. Although we currently have no material capital commitments, we expect that capital expenditures will substantially increase during the next two years as a result of this growth. We believe that our current cash balance, marketable securities and cash flows from operations, together with the net proceeds from this offering, will satisfy our working capital, financing and capital expenditure requirements for at least the next two years.

QUANTITATIVE AND QUALITATIVE DISCLOSURES REGARDING MARKET RISKS

     The functional currency of our foreign subsidiary is the U.S. dollar. Nearly all of our transactions are settled in U.S. dollars. Accordingly, gains and losses on currency transactions are not material.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. This statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133 is effective for fiscal years beginning after June 30, 1999. However, Statement of Financial Accounting Standards No. 137, "Deferral of the Effective Date of SFAS No. 133," was issued to defer adoption of SFAS No. 133 to fiscal years beginning after June 30, 2000. We do not expect that the adoption of SFAS No. 133 will have a material effect on our consolidated financial statements.

     In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. We are required to be in conformity with the provisions of SAB 101 by the quarter ended June 30, 2000. However, Staff Accounting Bulletin No. 101B, "Second Amendment: Revenue Recognition in Financial Statements," was issued to defer adoption of SAB 101 to the quarter ending December 31, 2000. We do not expect that the adoption of SAB 101 will result in a material effect on our consolidated financial statements.

     In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB Opinion No. 25". FIN 44 clarifies the application of APB No. 25 and among other issues clarifies the following: the definition of an employee for purposes of applying APB No. 25; the criteria for determining whether a plan qualifies as a noncompensating plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. We do not expect the application of FIN 44 to have material effect on our consolidated financial statements.

                                    BUSINESS

OVERVIEW

     We are a leading provider of research and analysis on e-business strategies and technologies. Our research offers a comprehensive view of the rapidly evolving business processes fundamental to success in the new economy. We focus on industry-specific coverage of supply chain management, customer management, enterprise management, business-to-business e-commerce and all underlying enabling technologies. Clients use our in-depth analysis to develop and implement end-to-end e-business strategies consistent with their overall business goals. We target our services to senior management, technology and marketing professionals and business strategists at large enterprises and technology and service vendors.

     Our core research and analysis offering, the E-Business Advisory Service, is provided through annual and multi-year subscription contracts. We offer clients an integrated set of services, including monthly qualitative and quantitative reports, daily and weekly news analysis, research analyst access and participation at our executive conferences. Our interactive web site facilitates personalized access to our research as well as proprietary supporting data.

     As of June 30, 2000, we had 887 client contracts for our E-Business Advisory Service, a 35% increase from June 30, 1999. Our revenues were $25.4 million in 1999. Revenues increased 64% to $17.4 million in the six months ended June 30, 2000, from $10.6 million in the six months ended June 30, 1999. Our net income was $2.7 million in 1999 and $2.3 million for the six months ended June 30, 2000.

MARKET OPPORTUNITY

     We believe that the rapid growth of e-commerce and the related increase in new technology-led business models have created significant opportunities and challenges for traditional and emerging businesses. Domestic business-to-business e-commerce transactions totaled approximately $215 billion in 1999, representing less than 2% of the approximately $16.0 trillion of total domestic commerce in 1999. We estimate that these transactions will grow to approximately $5.7 trillion by 2004. To capitalize on this growth, traditional and emerging businesses are making significant capital investments to implement business process strategies and technology solutions critical to achieving their core business goals, including:

     - SUPPLY CHAIN MANAGEMENT. In 1999, software vendors realized approximately $3.8 billion in revenues globally for supply chain management software. This market is projected to grow to approximately $20.3 billion in 2004, representing a compound annual growth rate of 40%;

     - CUSTOMER RELATIONSHIP MANAGEMENT. In 1999, the global market for customer relationship management software totaled approximately $4.4 billion in revenues and is projected to grow to approximately $20.8 billion in 2004, representing a compound annual growth rate of 36%; and

     - E-COMMERCE APPLICATIONS. In 1999, the global market for e-commerce applications, such as e-procurement software, trading exchange infrastructure and customer-facing applications, totaled approximately $1.7 billion in revenues and is projected to grow to approximately $16.0 billion in 2004, representing a compound annual growth rate of 35%.

     We believe that the development and implementation of these technology-led business strategies require a close collaboration of senior business executives, sales and marketing executives and technology professionals. These efforts are complicated by the acceleration in the rate of technology change and by the rapid growth in the number and complexity of new technology platforms and applications.

     As a result of these trends, we believe there is a large and rapidly growing demand for credible, independent and industry-specific advice in all critical areas of e-business strategy, technology and applications. In particular, we believe that a substantial market opportunity for providers of this independent expertise exists among large, traditional companies that are just beginning to embrace e-business opportunities, emerging new economy businesses and technology and service vendors that are increasingly challenged to maintain or gain competitive advantages. We expect demand will also increase as e-business impacts new industries and expands into other geographic areas.

OUR SOLUTION

     We have designed our E-Business Advisory Service to help clients understand and implement all the necessary components of a successful e-business strategy. This service enables clients to make informed business planning and technology purchasing decisions, establish new product and market strategies and invest in emerging technology markets. Our solution provides our clients with:

     - COMPREHENSIVE BUSINESS APPLICATIONS EXPERTISE. We believe that success in the new economy requires an integrated, comprehensive approach to incorporating e-business applications and technologies into an overall business strategy. Our research spans the entire extended enterprise, including supply chain management, customer management, enterprise management, business-to-business e-commerce and all underlying enabling technologies. Our approach to developing solutions links e-business strategies to our clients' core business goals.

     - INDUSTRY-SPECIFIC EXPERTISE. Because e-business presents a unique set of issues and technology requirements for each industry, we have established research teams dedicated to specific industries such as automotive, consumer package goods, high technology and semiconductor, pharmaceutical, retail and utilities. These research teams leverage the expertise of our business applications practices to provide specialized insights on the impact of emerging technologies on each industry's existing business processes.

     - EXPERIENCED RESEARCH ANALYSTS. We believe our research is distinguished by the extensive industry experience of our research analysts. As of August 31, 2000, our research analysts averaged over 15 years of experience in a variety of industries, including manufacturing, retail, software and technology, financial services and management consulting. Our research analysts are trained to view our extensive and diverse client base as not just the recipients of our best ideas, but also as active partners in the development of those ideas. Leaders and decision-makers within large enterprises and technology and service vendors seek the advice of our research analysts, who are also featured speakers at industry events and are frequently quoted in national and international media. We believe that the experience and prominence of our analysts allow us to identify emerging technology trends and provide proprietary and compelling research.

     - INTERACTIVE AND ONGOING ADVICE TO CLIENTS. Our client service team manages every client relationship and provides efficient access to all of our resources, including our research analysts. Through this interaction, we build personal relationships with our clients and also acquire a comprehensive view of the business and technical issues that are driving industry decisions. Daily interaction with hundreds of software vendors and end users shapes our research agenda and gives us the foundation to forecast trends and conceptualize the future of the markets we analyze. Our client services team focuses on creating long-term interactive client relationships, which we believe has contributed to our high renewal rates. During the twelve months ended June 30, 2000, approximately 80% of our client contracts, as measured in units, and 102%, as measured by dollar value, were renewed.

     - ADVANCED ELECTRONIC DELIVERY CAPABILITIES. In addition to delivering our research to our clients in print form, we extensively utilize electronic delivery. Our web site, www.amrresearch.com, combines access to all of our research and proprietary data with advanced personalization features and easy, intuitive navigation and search capabilities. We are also currently implementing a web-based knowledge management platform, which will continuously incorporate information on an individual client's preferences and areas of interest, enabling us to efficiently target delivery of our research products and enhance our client service capabilities.

GROWTH STRATEGY

     Our objective is to be recognized as the leading provider of e-business research and analysis. Key elements of our strategy include the following:

     - EXPAND OUR CLIENT BASE. We believe that the rapid growth of e-commerce and the related increase in innovative strategies and technologies will enable us to attract new clients. To take advantage of these opportunities, we plan to continue increasing the size of our sales force. As part of this increase, we are also adding a team of national sales managers exclusively dedicated to our specific industry practices. As of August 31, 2000, we had 39 sales representatives, up from 28 on December 31, 1999.

     - INCREASE SALES TO EXISTING CLIENTS. We are focused on maintaining our high renewal rates and increasing sales to our existing clients. We intend to leverage our relationship with existing clients by pursuing sales of additional services to other decision-makers within those organizations.

     - INTRODUCE NEW RESEARCH PRACTICES. We have been successful in launching new research practices and plan to launch additional practices to expand our business applications, core technology and industry coverage. Over the past year, we have introduced three new research practices: Retail Strategies, Utilities Strategies and European E-Business Strategies. We expect to introduce our Financial Industry Strategies practice in the second quarter of 2001.

     - EXPAND OUR INTERNATIONAL PRESENCE. We plan to capitalize on the rapidly growing e-business research opportunity in Europe. As part of this strategy, we opened our London, England office in September 1999. We are expanding our locally-based research analyst group that provides local research content. We also intend to continue to grow our European sales force and to support our European growth with local executive conferences.

     - ENHANCE THE AMR RESEARCH BRAND. We intend to engage in public relations and marketing efforts to promote our business in the United States and abroad. These efforts will include ongoing marketing campaigns, continued enhancements to our web site as well as the continued development of strategic marketing and distribution relationships. We currently have an editorial partnership with Fortune and plan to develop other strategic media partnerships in order to build awareness of our brand. We also plan to increase the number and types of conferences that we host. We believe that these conferences provide an excellent opportunity to increase our brand awareness.

     - PURSUE SELECTIVE ACQUISITIONS AND STRATEGIC PARTNERSHIPS. We intend to explore acquisitions and strategic partnerships that present attractive opportunities to expand the breadth and scope of our research services and our client base, both in the United States and abroad. Selective acquisitions will also allow us to increase the number of our research analysts and sales personnel.

E-BUSINESS ADVISORY SERVICE

     Our core service, the E-Business Advisory Service, provides our clients continuous access to a wide range of research and analysis focused on their specific business and technology needs.

     We currently have 17 practice areas available to clients of our E-Business Advisory Service, including five business application practices, a core technology practice, ten industry practices and a quantitative research practice. These practices include three new coverage areas added in the past year: Retail Strategies, Utilities Strategies and European E-Business Strategies. A client can purchase all of our practices or individual practices for a fixed annual or multi-year subscription fee. The price paid for service contracts is a function of the number of practices purchased, the number of research recipients within the client organization and the number of individuals having client inquiry privileges.

     With a subscription to the E-Business Advisory Service, our clients receive a comprehensive package that includes:

     - PUBLISHED RESEARCH:

      Strategic Reports: Monthly reports that contain in-depth analysis and advice to help clients interpret current industry trends and make decisions concerning the latest technologies and applications.

      Alerts: Weekly event-driven reports that provide concise analysis of emerging companies and the latest industry news such as new product announcements, management changes and mergers and acquisitions.

      AMR Outlook: Opinion pieces that feature our research analysts' insights on trends to watch and their outlooks for the markets they cover.

      The Executive View: Monthly reports that are targeted to business leaders and that analyze key issues developing in selected industries.

     - DEDICATED CLIENT MANAGEMENT. Our client services team proactively manages every client relationship and provides efficient access to all of our resources, including our research analysts. This team provides clients with strategic advice, business planning support and expert guidance on selecting technology solutions.

     - EXECUTIVE CONFERENCES. Each client receives admission to our executive conferences, which are attended by hundreds of business and information technology executives and members of the press. Our conferences, which typically run one to three days, feature presentations from our research analysts and industry leaders.

     Our published research is delivered to clients in print form and is also accessible online. Our interactive web site facilitates personalized access to our research as well as proprietary supporting data.

     Through the E-Business Advisory Service, we provide research and analysis in the following areas:

     - BUSINESS APPLICATIONS PRACTICES. Analyze the critical software applications that provide the technology for an effective e-business strategy including customer management, supply chain management, enterprise management and business-to-business e-commerce. These practices also track and analyze the software providers in all major business applications markets.

     - CORE TECHNOLOGY PRACTICE. Analyzes the technologies that enable effective e-business strategies. This includes coverage of internet and network infrastructure, wireless communications, systems management, security, database, data warehousing and enterprise application integration.

     - INDUSTRY PRACTICES. Address effective e-business strategies and solutions for particular industries including automotive, consumer package goods, high technology and semiconductor, pharmaceutical, retail and utilities.

     - QUANTITATIVE RESEARCH PRACTICE. Provides comprehensive market data on all the markets we cover as well as survey-based reports on the business and technology plans of decision-makers.

     The following is a description of the practices currently available through our E-Business Advisory Service and a sampling of recent topics covered in each practice:

------------------------------------------------------------------------------------------------
       BUSINESS APPLICATIONS PRACTICES                     RECENT SAMPLE TOPICS
------------------------------------------------------------------------------------------------
 SUPPLY CHAIN STRATEGIES: Provides advice on   - Global logistics and e-fulfillment
 how to develop a broad business-to-business   - Supply chain collaboration
 strategy to manage the extended enterprise,   - Analysis of the home delivery market
 including detailed analysis on supply chain
 planning and execution systems, internet
 commerce and related technology areas.
------------------------------------------------------------------------------------------------
 CUSTOMER MANAGEMENT STRATEGIES: Provides      - Prioritizing call centers, contact centers
 analysis of both traditional and web-based    and web self-service investments
 strategies for finding, acquiring, selling    - Integrating the internet into customer
 to and retaining customers. Analysis            management initiatives
 includes coverage of customer relationship    - Self-service and personalization strategies
 management.
------------------------------------------------------------------------------------------------
 ENTERPRISE MANAGEMENT STRATEGIES: Helps       - Return on investment and benefit
 clients evaluate, select and manage all       realization strategies
 enterprise-class applications, including      - Application service provider analysis
 enterprise resource planning, corporate       - Emerging business automation applications
 administrative applications (e.g., finance    to watch
 and human resources), procurement and
 internet-related emerging business
 automation applications.
------------------------------------------------------------------------------------------------
 B2B MARKETPLACE STRATEGIES: Focuses on the    - Private, independent and consortium trading
 key decisions facing executives who are         exchanges
 evaluating, managing, participating in or     - Content management strategies
 developing digital marketplaces.              - Integration requirements for successful
                                                 marketplaces
------------------------------------------------------------------------------------------------
 EUROPEAN E-BUSINESS STRATEGIES: Provides      - Business-to-business e-commerce adoption in
 research and advice for businesses that are     Europe
 evaluating or creating e-business strategies  - Analysis of European e-business consultants
 in Europe.                                    and systems integrators
                                               - Trading exchange strategies in Europe
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
      CORE TECHNOLOGY RESEARCH PRACTICE                    RECENT SAMPLE TOPICS
------------------------------------------------------------------------------------------------
 ENABLING TECHNOLOGY STRATEGIES: Examines the  - Enterprise architectures
 infrastructure necessary to optimize,         - Data warehousing and management
 integrate and extend applications to support  - Enterprise application integration
 new business processes.                       - Systems management and security
                                               - Network infrastructure
                                               - Wireless technology
                                               - Commerce servers and platforms
                                               - Portals
------------------------------------------------------------------------------------------------

     All industry practices provide industry-specific research for executives, managers and other professionals concerned with formulating e-business strategies.

------------------------------------------------------------------------------------------------
             INDUSTRY PRACTICES                            RECENT SAMPLE TOPICS
------------------------------------------------------------------------------------------------
 AEROSPACE AND DEFENSE AND COMPLEX             - Supply chain optimization
 MANUFACTURING STRATEGIES                      - Build-to-order strategies
                                               - Maintenance repair and operations and
                                               service improvement
------------------------------------------------------------------------------------------------
 TRANSPORTATION AND HEAVY EQUIPMENT            - Trading exchanges
 STRATEGIES                                    - Dealer and channel management
                                               - After-market access
------------------------------------------------------------------------------------------------
 CONSUMER PACKAGED GOODS AND FOOD AND          - Plant-to-retail logistics
 BEVERAGE STRATEGIES                           - Trading exchanges
                                               - E-fulfillment
------------------------------------------------------------------------------------------------
 HIGH TECH AND SEMICONDUCTOR STRATEGIES        - Collaborative product design and product
                                                 lifecycle management
                                               - Contract manufacturing and demand-driven
                                                 manufacturing
                                               - Enterprise relationship management and
                                                 customer service
------------------------------------------------------------------------------------------------
 MILL PRODUCTS STRATEGIES                      - Plant-centric supply chains
                                               - Bulk material logistics
                                               - Business process outsourcing
------------------------------------------------------------------------------------------------
 PHARMACEUTICAL AND BIOTECH STRATEGIES         - Procurement management and strategic
                                               sourcing
                                               - Regulatory compliance
                                               - New product development and introduction
------------------------------------------------------------------------------------------------
 REFINING, PETROCHEMICALS AND PLASTICS         - Trading exchanges
 STRATEGIES                                    - Bulk material logistics
                                               - Plant lifecycle management
------------------------------------------------------------------------------------------------
 TELECOMMUNICATIONS EQUIPMENT STRATEGIES       - On-line product configuration
                                               - Wireless utilization and applications
                                               - Contract manufacturing
------------------------------------------------------------------------------------------------
 RETAIL STRATEGIES                             - Bringing e-commerce to the store
                                               - E-fulfillment and supply chain management
                                               - Merchandising and price optimization
------------------------------------------------------------------------------------------------
 UTILITIES STRATEGIES                          - Customer information systems and enterprise
                                                 relationship management
                                               - Impact of deregulation
                                               - Energy trading exchanges
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
       QUANTITATIVE RESEARCH PRACTICE                      RECENT SAMPLE TOPICS
------------------------------------------------------------------------------------------------
 MARKET ANALYSIS AND REVIEW SERIES: Provides   - Size and growth forecasts for software,
 clients with comprehensive primary research     technology and information technology
 on the markets for e-business applications      services markets
 and technologies including multi-year market  - Vendor revenue forecasts
 forecasts and analysis of key players and     - Enterprise applications and e-commerce
 industry trends.                              spending plans
                                               - Technology infrastructure spending plans
                                               - International market demographics
------------------------------------------------------------------------------------------------

OTHER SERVICES

     Our other services include our Contract Negotiation and Benchmarking Service, conferences and analyst speaking engagements.

  CONTRACT NEGOTIATION AND BENCHMARKING SERVICE

     Our Contract Negotiation and Benchmarking Service is sold as a fixed-fee contract pursuant to which we provide clients with the critical information needed to negotiate enterprise software licensing and integration agreements. Through this service, we assist senior executives by guiding them through contract negotiations, providing benchmarking data, defining contract parameters and reviewing contract terms and conditions.

  CONFERENCES

     We host a series of executive conferences in various locations throughout the year. Our conferences offer senior executives the opportunity to hear first-hand the insights of our research analysts and industry leaders. These one to three day events provide an excellent opportunity to showcase our research to current and potential clients, increase the public profile of our research analysts, generate favorable press and otherwise promote the AMR Research brand.

     We intend to host the following conferences through the winter of 2001:

------------------------------------------------------------------------------------------------
                 CONFERENCE                                        TOPIC
------------------------------------------------------------------------------------------------
 2000 Annual Fall Executive Conference         The Main Event: The Rematch for the Next New
                                               Economy
------------------------------------------------------------------------------------------------
 2000 Annual European Fall Executive           The Race for B2B Leadership in an e-Unified
 Conference                                    Europe
------------------------------------------------------------------------------------------------
 2001 Annual Software and Services Executive   Software and Services Market Round-up:
 Conference                                    Leadership Strategies for 2001
------------------------------------------------------------------------------------------------
 2001 Retail and Consumer Packaged Goods       When Worlds Collide: The Changing Face of
 Executive Conference                          Supplier-Customer Roles
------------------------------------------------------------------------------------------------

     We have scheduled four additional conferences in the United States and Europe through the fall of 2001.

CLIENTS

     We have a highly diversified client base which includes large enterprises and technology and service vendors. The users of our E-Business Advisory Service include senior management, technology and marketing professionals and business strategists. We target multiple levels of decision-makers within an organization.

     Our client contracts have grown 35% to 887 as of June 30, 2000 from 655 as of June 30, 1999. As of June 30, 2000, we had client contracts with approximately 12% of the Fortune 1000 companies. We believe there is significant opportunity to increase our penetration of existing client organizations by pursuing sales of additional services to other decision-makers within those organizations. We also expect that our client base will continue to grow as we introduce new research practices and expand our geographic and industry coverage.

     Approximately 95% of our revenue is derived from sales in North America. We believe that there are significant opportunities for our services internationally, especially as e-commerce expands in other parts of the world. Currently, no single client accounts for more than 3% of our annual contract value.

     Our interactive and continuous service model aimed at building long-term customer relationships has resulted in high renewal rates. During the twelve months ended June 30, 2000, approximately 80% of our client contracts, as measured in units, and 102%, as measured by dollar value, were renewed.

     The following is a representative list of our clients by industry:


AEROSPACE AND DEFENSE AND                                       CONSUMER GOODS AND FOOD
COMPLEX MANUFACTURING           CONSULTING                      AND BEVERAGE
---------------------------     ----------                      -------------------------
General Electric Co.            Arthur Andersen L.L.P.          Anheuser-Busch, Inc.
Honeywell, Inc.                 C-Bridge Internet Solutions,    Gillette Company
Raytheon Co.                    Inc.                            Kraft Foods, Inc.
Textron Inc.                    CSC Consulting Group, Inc.      Procter & Gamble Co.
United Technologies Corp.       Deloitte & Touche LLP           Unilever PLC
                                Ernst & Young LLP

E-BUSINESS SOFTWARE             FINANCIAL                       HIGH TECH AND SEMICONDUCTOR
i2 Technologies Inc.            Fidelity Investments            Hewlett Packard Co.
Oracle Corporation              Goldman Sachs & Co.             IBM
PeopleSoft, Inc.                Morgan Stanley Dean Witter      Lucent Technologies Inc.
SAP AG                          Putnam Investment Management    Motorola, Inc.
Siebel Systems Inc.             Inc.                            Nortel Networks Corp.
                                RS Investment Management

PHARMACEUTICALS                 PROCESS MANUFACTURING           RETAIL
Bristol Myers Squibb Co.        Abbott Laboratories             The Home Depot, Inc.
Eli Lilly and Company           The Dow Chemical Company        J.C. Penney Co. Inc.
Johnson & Johnson               Minnesota Mining and            Limited, Inc.
Merck & Co. Inc.                Manufacturing, Inc. (3M)        Marks & Spencer Ltd.
Pfizer Inc.                     Occidental Petroleum Corp.      OfficeMax, Inc.
                                Rohm & Haas Company

                                TRANSPORTATION AND HEAVY
TRADING EXCHANGES               EQUIPMENT                       UTILITIES
------------------              -------------------------       --------
EC Industries.com, Inc.         ArvinMeritor, Inc.              Air Liquide American Corp.
eChemicals, Inc.                Deere & Company                 Bell South Telecommunications,
MetalSite, Inc.                 General Motors Corp.            Inc.
RetailExchange.com, Inc.        Harley Davidson, Inc.           New York Power Authority
VerticalNet, Inc.               PACCAR Inc.                     Northeast Utilities
                                                                Sempra Energy

RESEARCH AND CLIENT SERVICE METHODOLOGY

     We have developed a scaleable organizational structure and methodology that allow us to deliver comprehensive information, analysis and action-ready advice to a large and diverse client base. Our research analysts are organized into integrated teams focused on business applications, core technology and specific industries, which are supported by our client services organization. This structure ensures that our research content and client interactions reflect the in-depth subject expertise and industry experience of our research staff. Our written reports, web site content, client briefings and teleconferences are all collaborative efforts that combine the business applications expertise, industry-specific knowledge and client focus of our organizational structure.

     Our research analysts develop most of our written research, with frequent assistance and contributions from client service managers and a separate team of quantitative research specialists. Our research analysts use interviews, surveys, product demonstrations, customer visits and in-depth briefings to create and maintain profiles and analyses of the vendors in each industry. They support this research with extensive proprietary data research, including market forecasts, and executive and user surveys. All reports are subject to an intensive peer review process in our research department and are then reviewed by our in-house editorial staff for subject and copy editing. We maintain a comprehensive set of style guides and other tools to ensure both readability and consistency.

     We believe our research is distinguished by its depth and relevance. We recruit most of our research analysts from the industries that we serve, and their extensive experience is reflected in our service offerings. As of August 31, 2000, our research analyst staff averaged over 15 years of experience in a variety of industries, including manufacturing, retail, software and technology, financial services and management consulting.

     Our research strategy stresses extensive client contact and teamwork within our research organization. Our business applications and core technology analysts maintain a comprehensive understanding of the competitive issues and trends driving the markets they cover. They also analyze the market positions and strengths and weaknesses of the vendors within these markets. Our industry-focused analysts leverage this expertise to assess the impact of these findings on their particular industry. Our integrated approach also ensures that we have multiple analysts engaged with each client, which we believe results in both excellent service and unique research.

     Because our research analysts routinely interact with users and vendors of technology, as well as financial investors, they gain a broad perspective about each market that is reflected in both our published research and our incisive advice to clients. Each of these interactions is captured in our customer relationship management system and our research database so that they can be aggregated, analyzed and shared with the entire research staff. This information, along with our extensive proprietary quantitative data, is the basis for the strategic reports that we produce within each practice area.

     Our practice teams frequently organize and facilitate special interest group meetings, roundtable discussions, teleconferences and electronic communities to allow clients to share their ideas and experiences. These groups are also used to gather targeted research data and to validate new concepts.

SALES AND MARKETING

     We sell and market our research services primarily through our direct sales force, which has grown to 39 sales representatives as of August 31, 2000, up from 28 representatives at the end of 1999 and 16 at the end of 1998. We expect to significantly increase the number of our sales representatives as we grow our business and expand our geographic presence. Our direct sales force is organized by region and includes new business account executives, account managers focused on renewals and sales of new services to existing accounts and an industry-aligned corporate accounts team targeting Fortune 1000 accounts. We are also increasing our efforts to identify and attract new clients through our web site, as well as through integrated direct mail and telemarketing promotions.

     We have developed a number of strategies and programs to build awareness of the AMR Research brand and to position us as the definitive source of research and analysis on e-business strategies and technologies. We promote the AMR Research brand to the press through regular research related discussions, press releases, market data driven press conferences and scheduled press tours. In August 2000, we launched the AMR Newswire to provide daily news analysis to our key press contacts. Our analysts are frequently quoted in articles on e-business topics that appear in major newspapers, leading business publications, and industry periodicals. We currently have an editorial partnership with Fortune and plan to develop other strategic media partnerships to build our brand awareness.

     We host executive conferences in various locations that are targeted to senior executives and designed to enhance our visibility and reputation. We have scheduled eight executive conferences through the fall of 2001. In addition, our research analysts often speak at other industry and corporate events in order to enhance our reputation and promote our research services. For example, in the first eight months of 2000, our research analysts appeared at approximately 128 non-AMR Research events, conferences and forums around the world, and we intend to increase this activity in the future.

COMPETITION

     We believe that the principal competitive factors in our industry include the ability to:

     - deliver high quality, in-depth research and analysis;

     - address the industry-specific needs of the user;

     - offer services that meet the changing needs of a diverse and growing client base; and

     - provide high quality client services to support both strategic and tactical decision-making.

     We believe that we compete favorably with respect to each of these factors, and that we are the only company whose research provides a comprehensive view of business-to-business e-commerce in the context of the entire extended supply chain for specific industries. While some research firms have begun to address the e-business needs of specific industries, we believe their focus is more on information technology, web strategy and market forecasts than on in-depth industry-specific analysis of the extended supply chain. We believe our early focus on the extended enterprise of specific industries uniquely qualifies us to address our clients' emerging e-business challenges.

     Forrester Research, Inc. and the Gartner Group, Inc. are our principal competitors. More recently, Jupiter Media Metrix announced its intention to compete directly in providing research products related to business-to-business e-commerce. Our indirect competitors include the internal planning staffs of current and prospective clients, as well as other information providers such as survey-based general market research firms and general business consulting firms. Some of our indirect competitors could choose to compete directly against us in one or more market segments, although we do not see this as highly likely.

     We believe that competition may increase as the e-business market grows and as industries consolidate. Many of our current and potential competitors have substantially greater financial resources than we have. This may allow them to devote greater resources than we can to the promotion of their brands and to the development and sale of their products and services. We cannot assure you that we will be able to compete successfully against current and future competitors.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     In protecting our rights to our intellectual property, we rely on a combination of trademark and copyright law, trade secret protections and confidentiality agreements and other contractual arrangements with our employees and third parties. We have registered three service marks and have two pending applications in the United States. Our proprietary research is distributed to hundreds of different companies throughout the world, including those that may compete with us. As a result, our efforts may not be sufficient to protect our intellectual property or deter the inappropriate use of our original research and analysis. We also may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Moreover, effective trademark, copyright and trade secret protection may not be available in the country in which we offer our research services.

     Our failure to adequately protect our intellectual property, either in the United States or abroad, could harm the development of our brand and may result in a loss in value of our proprietary research and analysis. As a result, we may not be able to compete effectively. Defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, which could harm our financial results.

     Although we believe that our proprietary rights do not infringe on the intellectual property rights of others, other parties may assert claims against us that we have misappropriated a trade secret or infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement or related claims, even if not meritorious, could be costly and time consuming to litigate, may distract management from other tasks of operating the business and may result in the loss of significant rights.

EMPLOYEES

     As of August 31, 2000, we employed a total of 172 persons, including 39 sales representatives and a research staff of 79 people, which includes 44 research analysts and a client services team of 35 employees. Of these employees, 150 are located at our headquarters in Boston, Massachusetts, 11 are located in Irvine, California and 11 are located in London, England. The personnel in Irvine and London consist of sales, research, client services and operations.

     We believe that our compensation policy promoting employee ownership has contributed to our high retention rates of research analysts and sales representatives. As of August 31, 2000, approximately 87% of our employees owned options to purchase shares of common stock. None of our employees has signed employment or non-competition agreements, nor are they represented under collective bargaining agreements. We believe that our relations with our employees are good.

FACILITIES

     Our headquarters are located in approximately 48,000 square feet of office space in Boston, Massachusetts. This facility accommodates research, client research, marketing, sales, contract negotiations and operations staff. The current lease term of this facility expires May 31, 2005. During the third quarter of this year, we signed an amendment to this lease for approximately 11,000 additional square feet at the same location. We also lease two other facilities in Irvine, California and London, England. Each of these facilities accommodates sales, research, client services and operations personnel.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers and their respective ages and positions are as follows:

NAME                                     AGE                             POSITION
Anthony J. Friscia.....................  44    Chairman of the Board, President and Chief Executive Officer
John V. Bermudez.......................  43    Senior Vice President, Research Operations
Robert B. Blakeley.....................  40    Senior Vice President and Chief Financial Officer
Michael DiPietro.......................  42    Senior Vice President, Global Client Services
Francis R. Gens........................  45    Senior Vice President, Marketing and Business Development
Christian A. Johnson...................  35    Senior Vice President, Sales
Scott R. Lundstrom.....................  40    Senior Vice President and Chief Technology Officer
Bruce M. Richardson....................  45    Senior Vice President, Research Strategy
James C. Shepherd......................  50    Senior Vice President, Strategic Accounts
Karen M. Sullivan......................  33    Vice President and Controller
Jeffrey M. Kaplan......................  47    Director
Neal G. Litvack........................  45    Director
David E. Van Zandt.....................  47    Director
Reuben Wasserman.......................  71    Director

     The following sets forth certain biographical information with respect to our executive officers and our directors.

     ANTHONY J. FRISCIA founded AMR Research in 1986 and has served as a Director and has held the office of President and Chief Executive Officer since that time. Prior to founding AMR Research, Mr. Friscia served as Director of Product Management at Concord Data Systems, Inc., a privately held networking and communications company, from 1984 to 1986. From 1980 to 1983, he was Director of the Integrated Manufacturing Research Service at Yankee Group, Inc., a privately held technology research and analysis firm, and from 1978 to 1980, he worked in systems development at IBM.

     JOHN V. BERMUDEZ has served as Senior Vice President, Research Operations since December 1999. Mr. Bermudez joined AMR Research in 1995 and has held several research management positions including Research Director from 1996 to 1997, Service Director, Supply Chain Strategies from 1997 to 1998 and Group Vice President, Enterprise Applications Research from 1998 to 1999.

     ROBERT B. BLAKELEY has served as Senior Vice President and Chief Financial Officer since joining the company in 1999. Prior to joining AMR Research, Mr. Blakeley served as the Vice President and Controller of XTRA Corporation, a publicly held company specializing in leasing freight transportation equipment, from 1996 to 1999 and as Corporate Controller of XTRA Corporation from 1991 to 1996.

     MICHAEL DIPIETRO has served as Senior Vice President, Global Client Services since June 2000. Mr. DiPietro joined AMR Research in 1989 and has held several management positions including Vice President of Client Services from 1994 to 1999 and Senior Vice President of International Operations from 1999 to June 2000.

     FRANCIS R. GENS has served as Senior Vice President, Marketing and Business Development since joining AMR Research in June 2000. Prior to joining AMR Research, Mr. Gens held various executive positions at International Data Corporation, a privately held technology market research firm, including Senior Vice President of Internet and E-Business Research and Chief Analyst from 1995 to May 2000.

     CHRISTIAN A. JOHNSON has served as Senior Vice President, Sales since January 2000. Since joining AMR Research in 1995, Mr. Johnson has held several sales management positions including Vice President of Sales from 1998 to 1999. From 1994 to 1995, Mr. Johnson held the position of sales representative with Gartner Group, Inc., a publicly held research and analysis company.

     SCOTT R. LUNDSTROM has served as Senior Vice President and Chief Technology Officer since January 2000. Mr. Lundstrom joined AMR Research in 1996 and has held several research management positions including Group Vice President and Service Director of Emerging Technology Strategies from 1998 through 1999. Prior to joining AMR Research, Mr. Lundstrom was the Vice President of Business Development and Vice President of Product Management at Visibility, Inc., a privately held application software company, from 1994 to 1996.

     BRUCE M. RICHARDSON has served as Senior Vice President, Research Strategy since 1999. Mr. Richardson joined AMR Research in 1988 and has held various management positions since that time. From 1992 to 1994, Mr. Richardson left the company to become Vice President of Marketing at Enterprise Planning Systems, Inc., a privately held software company.

     JAMES C. SHEPHERD has served as Senior Vice President, Strategic Accounts since July 2000. Mr. Shepherd joined AMR in 1995 and was promoted to Vice President of Research in 1996. Mr. Shepherd has held several management positions at AMR, including Senior Vice President, Client Services from 1999 through July 2000. Prior to 1995, Mr. Shepherd was Director of Product Strategy at Avalon Software, Inc., a privately held application software company.

     KAREN M. SULLIVAN has served as Vice President and Controller since 1996. Ms. Sullivan joined AMR Research in 1990 and has held several management positions since that time.

     JEFFREY M. KAPLAN has served as a Director of AMR Research since 1998. Mr. Kaplan is Director of Strategic Marketing for Lucent NetworkCare Professional Services, where he is responsible for marketing, including strategic positioning and branding programs, alliance marketing, analyst and press relations, and service program planning and development. Before obtaining this position in 1996, Mr. Kaplan served as Vice President/Service Director of Benchmarking Services at META Group and as Director and Principal Analyst of Network Integration Research at Dataquest Systems, Inc.

     NEAL G. LITVACK has served as a Director of AMR Research since 1998. Mr. Litvack has been President of Retail Marketing at Fidelity Investments since April 2000. Mr. Litvack was Executive Vice President of Marketing at Nvest L.P., a holding company of money management firms from 1997 to April 2000. Prior to joining Nvest, Mr. Litvack served over ten years at Fidelity Investments, overseeing the marketing of mutual funds and discount brokerage services.

     DAVID E. VAN ZANDT has served as a Director of AMR Research since 1998. Mr. Van Zandt is Dean of Northwestern University's School of Law and specializes in corporate law and international finance. Prior to becoming Dean in 1995, Mr. Van Zandt held various academic positions within the law school, including Professor of Law, since 1985. Earlier in his career, Mr. Van Zandt served as a law clerk to the Honorable Harry A. Blackmun of the United States Supreme Court, and was an attorney at Davis Polk & Wardwell in New York.

     REUBEN WASSERMAN has served as a Director of AMR Research since 1990. Mr. Wasserman is an independent business consultant focused on new business ventures, mergers and acquisitions, portfolio divestitures, license technology and operations troubleshooting. Mr. Wasserman is a member of the Board of Directors of Cognex Corporation, a publicly held company specializing in machine vision systems. From 1976 to 1985, he was Vice President of Advanced Planning for Gould's Electronics Divisions where he was responsible for executing the company's growth strategy in electronics.

ELECTION AND COMPENSATION OF DIRECTORS

     Our certificate of incorporation provides for a classified board of directors divided into three classes. Messrs. Wasserman and Kaplan will initially serve as Class I Directors whose term of office will expire at the annual meeting of stockholders to be held in 2001. Messrs. Van Zandt and Litvack will initially serve as Class II Directors whose term of office will expire at the annual meeting of stockholders to be held in 2002. Mr. Friscia will initially serve as the sole Class III Director whose term of office will expire at the annual meeting of stockholders to be held in 2003. At each annual meeting of stockholders, beginning with the 2001 annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified, or until their earlier resignation or removal, if any. To the extent there is an increase or reduction in the number of directors, increase or decrease in directorships resulting therefrom will be distributed among the classes so that, as nearly as possible, each class will consist of an equal number of directors. Three directors will be independent, as required by the rules of the Nasdaq National Market. Currently, all directors, other than Mr. Friscia, are independent.

     Our current non-employee directors receive $1,000 per board meeting. They are also reimbursed for the expenses they incur in attending meetings of the board or board committees. Although our directors are not entitled to any specified number of options as a result of their positions as directors, we have granted in the past, and intend to grant in the future, non-qualified stock options to our non-employee directors.

BOARD COMMITTEES

     On September 18, 2000, we established Compensation and Audit Committees. The Compensation Committee is comprised of Messrs. Kaplan, Van Zandt and Litvack. The Compensation Committee reviews and evaluates the compensation and benefits of all of our officers, reviews general policy matters relating to compensation and employee benefits and makes recommendations concerning these matters to the board of directors. The Compensation Committee also administers our stock option plans. See "Management -- Benefit Plans."

     The Audit Committee is comprised of Messrs. Wasserman, Van Zandt and Litvack. The Audit Committee is governed by a charter that requires that each member of the Audit Committee be independent and which identifies the roles and responsibilities of the Audit Committee. The Audit Committee reviews, with our independent auditors, the scope and timing of the auditors' services, the auditors report on our consolidated financial statements following completion of the auditors' audit, and our internal accounting and financial control policies and procedures. In addition, the Audit Committee will make annual recommendations to the board of directors for the appointment of independent auditors for the ensuing year.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of our Compensation Committee are Messrs. Kaplan, Van Zandt and Litvack. No interlocking relationship exists between our executive officers or directors and the compensation committee of any other entity. The full board of directors has in the past made all decisions regarding executive officer compensation and the granting of stock options.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned by our Chief Executive Officer and each of our other most highly compensated executive officers during the year ended December 31, 1999:

                           SUMMARY COMPENSATION TABLE

                                                                        LONG-TERM
                                     ANNUAL COMPENSATION           COMPENSATION AWARDS
                             -----------------------------------   -------------------
                                                       OTHER           SECURITIES
                                                       ANNUAL          UNDERLYING           ALL OTHER
NAME AND PRINCIPAL POSITION  SALARY(1)   BONUS(1)   COMPENSATION         OPTIONS         COMPENSATION(2)
Anthony J. Friscia........   $222,000    $ 55,654           --               --              $22,140(3)
  President and Chief
  Executive Officer
Michael DiPietro..........    160,000     132,250     $130,851(5)            --                8,000
  Senior Vice President,
  Global Client Services(4)
Bruce M. Richardson.......    155,000     124,250           --           62,500                8,000
  Senior Vice President,
  Research Strategy(6)
Christian A. Johnson......    125,000      84,400           --           62,500                8,000
  Vice President, Sales
James C. Shepherd.........    145,000      51,000           --               --                8,000
  Senior Vice President,
  Strategic Accounts(7)

------------------------------
(1) Salary and bonus amounts are presented in the year earned. The payment of such amounts may have occurred in other years.

(2) All other compensation paid to the named executive officers includes up to $8,000 per year paid to our named executive officers under our 401(k) plan.

(3) All other compensation for Mr. Friscia includes $14,140 for health insurance and life and disability benefits each year, but excludes distributions paid to Mr. Friscia based on our S corporation earnings.

(4) At December 31, 1999, Mr. DiPietro served as Senior Vice President, International Operations.

(5) Other annual compensation paid to Mr. DiPietro in 1999 was paid in connection with a temporary relocation to London, England.

(6) All other compensation excludes any distributions paid to Mr. Richardson based on our S corporation earnings.

(7) At December 31, 1999, Mr. Shepherd served as Senior Vice President, Client Services.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information regarding the option grants made during the year ended December 31, 1999 to each of our named executive officers in the Summary Compensation Table:

                                                                                       POTENTIAL REALIZABLE
                                                                                         VALUE AT ASSUMED
                                                                                      ANNUAL RATES OF STOCK
                                                                                      PRICE APPRECIATION FOR
                                              INDIVIDUAL GRANTS                           OPTION TERM(1)
                           --------------------------------------------------------   ----------------------
                           NUMBER OF
                           SECURITIES   PERCENT OF TOTAL
                           UNDERLYING   OPTIONS GRANTED    EXERCISE OR
                            OPTIONS     TO EMPLOYEES IN    BASE PRICE    EXPIRATION
NAME                       GRANTED(#)    FISCAL YEAR(%)     ($/SHARE)       DATE        5%($)       10%($)
Anthony J. Friscia.......        --            --                --             --          --           --
Michael DiPietro.........        --            --                --             --          --           --
Bruce M. Richardson......    62,500           3.9%            $2.49       12/20/09     $97,793     $247,827
Christian A. Johnson.....    62,500           3.9              2.49       12/20/09      97,793      247,827
James C. Shepherd........        --            --                --             --          --           --

------------------------------
(1) In accordance with the rules of the SEC, shown are the gains or "option spreads" that would exist for the respective options granted. These gains are based on the assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted over the full option term. These assumed annual compound rates of stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future common stock prices.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

     The following table sets forth information regarding exercise of options and the number and value of options held at December 31, 1999, by each of our named executive officers in the Summary Compensation Table:

                                   NUMBER OF SECURITIES UNDERLYING            VALUE OF UNEXERCISED-
                                         UNEXERCISED OPTIONS                   IN-THE-MONEY OPTIONS
                                         AT DECEMBER 31, 1999                AT DECEMBER 31, 1999(1)
                                  ----------------------------------    ----------------------------------
NAME                              EXERCISABLE(#)    UNEXERCISABLE(#)    EXERCISABLE($)    UNEXERCISABLE($)
Anthony J. Friscia..............       97,655             58,595           $                  $
Michael DiPietro................      820,312             23,438
Bruce M. Richardson.............      507,810            179,690
Christian A. Johnson............       57,291            130,209
James C. Shepherd...............      156,248             93,752

------------------------------
(1) Value is based on the difference between the option exercise price and an
    assumed initial public offering price of $       per share, multiplied by
    the number of shares of common stock underlying the option. No market existed for the common stock prior to this offering.

BENEFIT PLANS

  1996 OPTION PLAN

     We adopted the 1996 Stock Option Plan in 1996. As of August 31, 2000, a total of 6,369,750 shares have been reserved for issuance under the plan. As of August 31, 2000, options to purchase a total of 5,777,869 shares were outstanding under the plan. In addition, on September 18, 2000, the board approved the grants of options to purchase approximately 400,000 shares under the plan. After the adoption of the 2000 plan, no further grants shall be made under this plan.

     Each option has a maximum term of ten years. The exercise price of each option may be paid in cash or in shares of our common stock valued at fair market value on the grant date.

  2000 STOCK INCENTIVE PLAN

     The 2000 Stock Option Plan, or the 2000 plan, provides for the granting of incentive stock options as defined in Section 422 of the Internal Revenue Code, nonqualified options and stock awards to our officers, employees, directors, and consultants. The 2000 plan may be administered by our full board of directors or by a committee appointed by the board and consisting of two or more members of our board. The board or committee has the authority to take, among others, the following actions:

          (a) interpret and apply the 2000 plan; and

          (b) determine the eligibility of an individual to participate in the 2000 plan.

     No incentive stock options may be granted to an employee who, at the time of the grant, owns more than 10% of the combined voting power of all classes of our stock immediately prior to the grant of the option, unless the purchase price of the stock is not less than 110% of the stock's fair market value on the date of the grant and the option, by its terms, is not exercisable more than five years from the date it is granted.

     Vested options may be exercised in full at one time or in part from time to time in amounts of 100 shares or more. The payment of the exercise price may be made by delivery of cash, delivery of a check or by a cashless exercise as determined by the board or committee and as set forth in the option agreement. We may delay the issuance of shares covered by the exercise of an option until the shares for which the option has been exercised have been registered or qualified under the applicable federal or state securities laws, or our counsel has opined that the shares are exempt from the registration requirements of applicable federal or state securities laws.

     The term of any option granted under the 2000 plan is limited to either 10 years, in the case of incentive stock options, or 15 years, in the case of nonqualified stock options, but shall be subject in either case to earlier termination in accordance with the terms of the holders' option agreement. Upon the termination of an option holder's employment with us, his or her options will terminate in accordance with the terms of the holders' option agreement.

     The number of shares initially reserved for issuance upon the exercise of options under the 2000 plan is, 2.0 million. In addition, on the first day of each year, the number of shares available for issuance under the 2000 plan shall be increased by an amount equal to 5% of total number of issued and outstanding shares on that date. As of August 31, 2000, no options have been granted under the 2000 plan.

  2000 EMPLOYEE STOCK PURCHASE PLAN

     The 2000 Employee Stock Purchase Plan has been adopted by the board of directors and approved by the stockholders. The plan will become effective immediately upon the effective date of this offering. The plan is designed to allow eligible employees to purchase shares of our common stock, at semi-annual intervals, through their periodic payroll deductions. A total of 500,000 shares of common stock may be issued under the plan. In addition, on the first day of each fiscal year, the number of shares available under the Plan shall be increased by an amount equal to 1% of the stock outstanding on the last day of the immediately preceding fiscal year.

     The plan will have a series of successive offering periods, each with a maximum duration of 24 months. However, the initial offering period will begin on the effective date of this offering and will end on the last business day in September 2002. Should the fair market value of the common stock on any semi-annual purchase date be less than the fair market value on the first day of the offering period, then the current offering period will automatically end, and a new offering period will begin, based on the lower fair market value.

     A participant may contribute up to 10% of his or her cash earnings through payroll deductions and the accumulated payroll deductions will be applied to the purchase of shares on the participant's behalf on each semi-annual purchase date (the last business day in March and September of each year). The purchase price per share will be 85% of the lower of the fair market value of our common stock on the first day of the offering period or the fair market value on the semi-annual purchase date. The first purchase date will occur on the last business day in March 2001. In no event, however, may any participant purchase more than 2,000 shares per year.

LIMITATION OF LIABILITY; INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the Delaware General Corporation Law, we have included in our restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, other than breaches of their duty of loyalty, actions not in good faith or which involve intentional misconduct, or transactions from which they derive improper personal benefit. In addition, our amended and restated bylaws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving our directors, officers, employees or agents in which indemnification would be required or permitted. We believe that our certificate of incorporation and by-law provisions are necessary to attract and retain qualified persons as directors and officers.

             RELATIONSHIPS WITH DIRECTORS AND RELATED TRANSACTIONS

     We have entered into a tax indemnification agreement with stockholders relating to their respective income tax liabilities. These stockholders will continue to be liable for personal income taxes on our income for all periods prior to the time we cease to be an S corporation, while we will be liable for all income taxes subsequent to the time it ceases to be an S corporation. The agreement generally provides that we will indemnify each of these stockholders for adjustments causing an increase in his taxes (including interest and penalties) resulting from adjustments initiated by taxing authorities related to the periods after January 1, 1997 that we were an S corporation, and that each such stockholder will pay to us an amount equal to any decrease in his tax liability resulting from such adjustments.

     On December 31, 1999, we entered into a redemption agreement with an employee stockholder to acquire on January 3, 2000, 1,094,750 shares of its stock from Robert M. Saltz. The initial redemption value was approximately $2.7 million, which was paid in cash and a $1.2 million promissory note. Payments of principal of $300,000, along with interest at a rate equal to 1.5% above prime rate to be determined on each payment date, are due annually beginning January 1, 2001. The final redemption value was to be based upon the fair value of the stock determined by our board of directors or resulting from a liquidation event. On April 10, 2000, our board of directors determined the fair value for the redemption transaction to be approximately $5 million. The increase in the redemption value was paid in cash and an increase to the promissory note to $1.6 million. Additionally, we intend to pay the entire loan payable of $1.6 million to a stockholder by September 30, 2000.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information about the beneficial ownership of our outstanding common stock on August 31, 2000, by (1) each person who is known by us to own beneficially more than five percent of our common stock, (2) each of our directors, (3) our chief executive officer and next four most highly compensated executive officers and (4) all of our executive officers and directors as a group. Except as noted below, we believe that the persons named in the table have sole voting and investment power with respect to the shares of common stock set forth opposite their names. The address of each of our executive officers and directors is in care of AMR Research, Inc., Two Oliver Street, 5th Floor, Boston, Massachusetts, 02109-4925.

     In accordance with SEC rules, beneficial ownership includes any shares as to which a person or entity has sole or shared voting power or investment power and any shares as to which the person or entity has the right to acquire beneficial ownership within 60 days after August 31, 2000 through the exercise of any stock option or warrant. Percentage of beneficial ownership is based on 10,747,063 shares of common stock outstanding as of August 31, 2000.

                                                  SHARES OWNED PRIOR             SHARES OWNED
                                                  TO THE OFFERING(1)          AFTER THE OFFERING
                                                -----------------------    ------------------------
                                                 NUMBER      PERCENTAGE      NUMBER      PERCENTAGE
Anthony J. Friscia(2).........................  4,719,931       43.4%                           %
John R. Serafini, Jr.(3)......................  2,213,281       20.6
Robert M. Saltz(4)............................  2,227,400       20.5
James E. Heaton...............................  1,437,500       13.4
Michael DiPietro(5)...........................    833,332        7.2
Bruce M. Richardson(6)........................    729,163        6.4
James C. Shepherd(5)..........................    208,331        1.9
Christian A. Johnson(5).......................     83,331          *
Reuben Wasserman(5)...........................     78,124          *
David E. Van Zandt(7).........................     57,541          *
Neal G. Litvack(8)............................     33,456          *
Jeffrey M. Kaplan(8)..........................     11,781          *
All directors and executive officers as a
  group (14 persons)(9).......................  7,259,670       55.1

------------------------------
 *  less than 1% of outstanding common stock

(1) Except as otherwise noted below, we believe each beneficial owner has the sole voting and investment power with respect to all shares of capital stock (or options, warrants or other securities convertible into or exchangeable for capital stock) shown as beneficially owned by him. All numbers and percentages, except as otherwise noted, do not assume the exercise of outstanding options or warrants. Pursuant to the rules of the Securities and Exchange Commission, shares of common stock which an individual or group has a right to acquire within sixty (60) days of August 31, 2000 pursuant to the exercise of presently exercisable or outstanding options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group shown in the table.

(2) This number includes 130,206 shares issuable upon exercise of stock options that vest within sixty (60) days of August 31, 2000. This number also includes 683,475 shares held by Mr. Friscia as trustee of trusts for the benefit of the children of Mr. Saltz, as to which Mr. Friscia disclaims any beneficial ownership.

(3) Includes 19,531 shares issuable upon exercise of options within sixty (60) days of August 31, 2000.

(4) Includes 109,375 shares issuable upon exercise of options within sixty (60) days of August 31, 2000. Does not include 683,475 shares held by the children of Mr. Saltz in trust, as to which Mr. Saltz disclaims any beneficial ownership.

(5) All of these shares are issuable upon exercise of options within sixty (60) days of August 31, 2000.

(6) Includes 572,913 shares issuable upon exercise of options that vest within sixty (60) days of August 31, 2000.

(7) Includes 48,167 shares of common stock held by his spouse. Mr. Van Zandt disclaims any beneficial ownership of the shares held by his spouse. Also includes 9,374 shares issuable upon exercise of options within sixty (60) days of August 31, 2000.

(8) Includes 9,374 shares issuable upon exercise of options within sixty (60) days of August 31, 2000.

(9) Includes 2,439,039 shares that are issuable upon the exercise of options within sixty (60) days of August 31, 2000.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of the offering, our authorized capital stock will consist of 100.0 million shares of common stock, $0.01 par value per share, of which shares will be outstanding, and 5.0 million shares of preferred stock, $0.01 par value per share, none of which will be outstanding. The following description of our capital stock and certain provisions of our restated certificate of incorporation, or the certificate of incorporation, and amended and restated bylaws, or bylaws, is a summary and is qualified in its entirety by the provisions of the certificate of incorporation and bylaws, copies of which have been filed as exhibits to this Registration Statement of which this prospectus is a part.

COMMON STOCK

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. The certificate of incorporation does not provide for cumulative voting for the election of directors. Holders of common stock are entitled to receive ratably such dividends subject to any preferential dividend rights of any then outstanding preferred stock, if any, as may be declared from time to time by the board of directors out of funds legally available therefor, and shall be entitled to receive, pro rata, all assets of AMR Research available for distribution to such holders upon liquidation subject to any preferential rights of any then outstanding preferred stock. Holders of common stock have no preemptive, subscription or redemption rights.

PREFERRED STOCK

     We are authorized to issue "blank check" preferred stock, which may be issued from time to time in one or more series upon authorization by our board of directors. The board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of AMR Research, discourage bids for our common stock at a premium or otherwise adversely affect the market price of our common stock. We currently have no plans to issue any preferred stock.

REGISTRATION RIGHTS

     Pursuant to the terms of a registration rights agreement, after the closing of this offering the holders of approximately 10.5 million shares of common stock will be entitled to piggyback registration rights with respect to the registration of their shares under the Securities Act, subject to various limitations. These registration rights are subject to specific conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by security holders with registration rights to be included in a registration. Registration of any shares of the shares of common stock held by security holders with registration rights would result in shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

CERTAIN CERTIFICATE OF INCORPORATION, BYLAW AND STATUTORY ANTI-TAKEOVER PROVISIONS AFFECTING STOCKHOLDERS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to some exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of our voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

     In addition, we have amended and restated various provisions of our certificate of incorporation and our bylaws, which provisions will be in effect upon the closing of the offering and are summarized below, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

     BOARD OF DIRECTORS VACANCIES. Our bylaws authorize a majority of the board of directors to fill vacant directorships or increase the size of the board of directors. This authority may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.

     STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS. Our certificate of incorporation and bylaws provide that stockholders may take action by written consent only if all stockholders entitled to vote on the matter consent to the action in writing and written consents are filed with the records of the meetings of stockholders. The certificate of incorporation and bylaws further provide that special meetings of our stockholders may be called only by the chairman of the board of directors, the president or the board of directors.

     AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to various limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     CLASSIFIED BOARD. Our board of directors is divided into three classes. Initially Class I will serve until the annual meeting of stockholders in 2001, Class II will serve until the annual meeting of stockholders in 2002 and Class III will serve until the annual meeting of stockholders in 2003. Following this initial transition period, each class will serve for three years, with one class being elected each year. Removal of a member of the board of directors with cause requires a majority vote of the stockholders. Any vacancy on the board of directors may be filled by a majority of the remaining directors then in office, though less than a quorum, or a majority of the stockholders. A vote of at least 60% of the combined voting power of the outstanding stock, voting together as a single class, is required to alter, amend or repeal the foregoing provisions.

     DIRECTORS LIABILITY. The certificate of incorporation and bylaws provide that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability, provided that, to the extent provided by applicable law, neither the certificate of incorporation nor the bylaws shall eliminate the liability of a director for (a) any breach of the director's duty of loyalty to us or our stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases or (d) any transaction from which such director derives improper personal benefit. The effect of this provision is to eliminate the rights of AMR Research and our stockholders (through stockholders' derivative suits against AMR Research) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent behavior) except in the situations described in clauses (a) through
(d)above. The limitations summarized above, however, do not affect the ability of

AMR Research or our stockholders to seek non-monetary based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty, nor would such limitations limit liability under the Federal securities laws. Our bylaws provide that we shall, to the extent permitted by Delaware law, as amended from time to time, indemnify and advance expenses to the currently acting and former directors, officers, employees and agents of AMR Research or of another corporation, partnership, joint venture, trust or other enterprise if serving at our request arising in connection with their acting in such capacities.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is             .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, AMR Research will have outstanding
       shares of common stock. Of these shares, the        shares offered hereby
(       shares if the underwriters' over-allotment option is exercised in full)
will be freely tradable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of AMR Research as that term is
defined in Rule 144 described below. The remaining        shares of common stock
outstanding upon closing of the offering are "restricted securities" as that term is defined in Rule 144.

     In general, under Rule 144, as amended, a person who has beneficially owned shares for at least one year is entitled to sell in "brokers' transactions" or to market makers, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of
(i) one percent of the number of shares of common stock then outstanding,
approximately        shares immediately after the completion of this offering,
or (ii) generally, the average weekly trading volume in our common stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about AMR Research. Under Rule 144(k), a person who is not deemed to have been an affiliate of AMR Research at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or
notice provisions of Rule 144.           shares will become eligible for trading
under the exemption provided by Rule 144 beginning 90 days after the date on which the registration statement of which this prospectus is a part becomes effective, subject to the restrictions described above. Of these shares, shares are subject to agreements that prohibit the stockholders from selling or otherwise disposing of shares for a period of 180 days after the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     Under Rule 701, persons who purchase shares upon exercise of options granted prior to the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144.
shares of common stock are eligible for sale in reliance on Rule 701 beginning 90 days after the date on which the registration statement of which this prospectus is a part becomes effective. Of the shares eligible for sale in
reliance on Rule 701,           shares are subject to agreements that prohibit
the stockholders from selling or otherwise disposing of shares for a period of 180 days after the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     Each of our directors, executive officers and substantially all of our stockholders has agreed to certain restrictions on their ability to sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of shares of our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     Prior to this offering, there has not been any public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market prices and impair our ability to raise capital through the sale of equity securities.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement
dated        , 2000, the underwriters named below, who are represented by
Donaldson, Lufkin & Jenrette Securities Corporation, Thomas Weisel Partners LLC, Adams, Harkness & Hill, Inc., William Blair & Company, L.L.C. and DLJdirect Inc., have severally agreed to purchase from us the number of shares of common stock set forth opposite their names below:

UNDERWRITERS:                                                   NUMBER OF SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
Thomas Weisel Partners LLC..................................
Adams, Harkness & Hill, Inc. ...............................
William Blair & Company, L.L.C. ............................
DLJdirect Inc. .............................................
Total.......................................................

     The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to approval by their counsel of legal matters concerning the offering and to conditions that must be satisfied by us. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered by this prospectus, other than those shares covered by the over-allotment option described below, if any are purchased.

     The underwriters initially propose to offer the shares of common stock in part directly to the public at the initial public offering price set forth on the cover page of this prospectus and in part to dealers, including the
underwriters, at such price less a concession not in excess of $          per
share. The underwriters may allow, and such dealers may re-allow, to other
dealers a concession not in excess of $          per share. After the initial
offering of the common stock, the public offering price and other selling terms may be changed by the representatives at any time without notice. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     An electronic prospectus will be available on the web site maintained by DLJdirect Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation. Other than the prospectus in electronic format, the information on this web site relating to the offering is not part of this prospectus and has not been approved or endorsed by us or the underwriters, and should not be relied on by prospective investors.

     The following table shows the underwriting fees to be paid to the underwriters by us in this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

                                                                  PAID BY AMR RESEARCH
                                                              ----------------------------
                                                              NO EXERCISE    FULL EXERCISE
Per share...................................................    $               $
Total.......................................................

     We will pay the offering expenses, estimated to be $          .

     We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or
in part, up to an aggregate of        additional shares of common stock at the
initial public offering price less underwriting discounts and commissions. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with the offering. To the extent that the underwriters exercise the option, each underwriter will become obligated, subject to conditions contained in the underwriting agreement, to purchase its pro rata portion of such additional shares based on the underwriters' percentage underwriting commitment as indicated in the above table.

     We have agreed to indemnify the underwriters against liabilities which may arise in connection with the offering, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of the representations and warranties in the underwriting agreement, and to contribute to payments that the underwriters may be required to make.

     Our executive officers and directors and substantially all of our stockholders are subject to agreements providing that, with certain limited exceptions, we will not:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise for a period of 180 days after the date of this prospectus without the prior written approval of Donaldson, Lufkin & Jenrette Securities Corporation.

     Donaldson, Lufkin & Jenrette Securities Corporation may release some or all of these shares from such restrictions prior to the expiration of the lock-up period, although it has no current intention of doing so. See "Shares Eligible for Future Sale."

     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on numerous public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

     In addition, during such 180 day period, we have also agreed not to file any registration statement with respect to the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, except for registration statements on Form S-8 registering shares of common stock pursuant to our existing stock plans, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     Prior to the offering, there has been no established trading market for our common stock. The initial public offering price of the shares of common stock offered by this prospectus will be determined by negotiation among us and the underwriters. The factors to be considered in determining the initial public offering price include:

     - the history of and the prospects for the markets in which we compete;

     - our past and present operations;

     - our historical results of operations;

     - our prospects for future financial performance;

     - recent market prices of securities of generally comparable companies; and

     - the general conditions of the securities markets at the time of the offering.

     The underwriters have reserved up to        shares of our commons stock to
be sold in this offering for sale to some of our employees and associates of our employees and directors, and to other individuals or companies who have commercial arrangements or personal relationships with us. Through this directed share program, we intend to ensure that those individuals and companies that have supported us, or who are in a position to support us in the future, have the opportunity to purchase our common stock at the same price that we are offering our shares to the general public. Prospective participants will not receive any investment materials other than a copy of this prospectus, and will be permitted to participate in this offering at the initial public offering price presented on the cover page of this prospectus. No commitment to purchase shares by any participant in the directed share program will be accepted until after the registration statement of which this prospectus is part is effective and an initial public offering price has been established. The number of shares available for sale to the general public will be reduced by the number of shares sold through the directed share program. Any shares reserved for the directed share program which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

     Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered in any jurisdiction where action for that purpose is required. The shares of common stock offered may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered in any jurisdiction in which such an offer or a solicitation in unlawful.

     In connection with the offering, some underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may create a syndicate short position by making short sales of our ordinary shares and may purchase our ordinary shares on the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in the offering. Short sales can be either "covered" or "naked." "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. "Naked" short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. The underwriters may close out any covered short position by either exercising their over-allotment portion or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if they repurchase previously distributed ordinary shares in syndicate covering transactions, in stabilizing transactions or in some other way or if Donaldson, Lufkin & Jenrette Securities Corporation receives a report that indicates clients of such syndicate members have "flipped" the ordinary shares. These activities may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Hutchins, Wheeler & Dittmar, A Professional Corporation, Boston, Massachusetts. A stockholder of Hutchins, Wheeler & Dittmar holds 24,085 shares of our common stock. Certain legal matters in connection with the offering will be passed upon for the underwriters by Goodwin, Procter & Hoar LLP, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-1 with the Securities and Exchange Commission, or SEC, for the common stock we are offering by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, we make reference to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement may be inspected by anyone without charge at the SEC's principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the web site is www.sec.gov. Upon completion of the offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, will file reports, proxy statements and other information with the SEC.

     We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent public accountants and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information.

                               AMR RESEARCH, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1999, and June 30, 2000 (unaudited).......................  F-3
Consolidated Statements of Income for the years ended
  December 31, 1997, 1998 and 1999, and for the six months
  ended June 30, 1999 (unaudited) and 2000 (unaudited)......  F-4
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999, and for the six months
  ended June 30, 1999 (unaudited) and 2000 (unaudited)......  F-5
Consolidated Statements of Changes in Stockholders' Equity
  (Deficit) for the years ended December 31, 1997, 1998 and
  1999, and for the six months ended June 30, 2000
  (unaudited)...............................................  F-6
Notes to Consolidated Financial Statements..................  F-7

     The restated Company's Certificate of Incorporation effecting the stock split, merger of Class A and Class B common shares into one single class of common stock, the increase in the number of authorized shares of common stock, and the authorization of preferred stock as described in Note 12 to the consolidated financial statements has not been filed at September 18, 2000. When it has been filed, we will be in a position to furnish the following report:

/s/ PRICEWATERHOUSECOOPERS LLP

                       REPORT OF INDEPENDENT ACCOUNTANTS

"To the Board of Directors and Stockholders of AMR Research, Inc.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of AMR Research, Inc. (the "Company") at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Boston, Massachusetts
March 29, 2000,
except for Note 12 for which the date
is September 18, 2000"

                               AMR RESEARCH, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                         DECEMBER 31,                   PRO FORMA
                                                       -----------------   JUNE 30,     JUNE 30,
                                                        1998      1999       2000         2000
                                                                                 (UNAUDITED)
                       ASSETS
CURRENT ASSETS:
     Cash and cash equivalents.......................  $ 6,178   $ 5,313   $ 9,460       $ 9,460
     Accounts receivable, net of allowance for
       doubtful accounts of $270, $244 and $291 at
       December 31, 1998 and 1999, and June 30, 2000,
       respectively..................................    4,019     7,521     6,283         6,283
     Prepaid commissions.............................      595     1,751     1,893         1,893
     Prepaid expenses and other current assets.......      246       468       579           579
                                                       -------   -------   -------       -------
          Total current assets.......................   11,038    15,053    18,215        18,215
     Property and equipment, net.....................    1,156     1,399     1,628         1,628
     Other assets....................................      313       490       570           570
                                                       -------   -------   -------       -------
          Total assets...............................  $12,507   $16,942   $20,413       $20,413
                                                       =======   =======   =======       =======

        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable................................  $   954   $   783   $ 1,211       $ 3,846
     Deferred revenue................................    8,322    12,606    17,461        17,461
     Accrued expenses................................    1,146     2,419     2,506         2,506
     Note payable to stockholder.....................       --        --     1,600         1,600
     Deferred income tax liability...................       --        --        --           600
                                                       -------   -------   -------       -------
          Total current liabilities..................  $10,422   $15,808   $22,778       $26,013

Commitments (Note 5)
STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, $0.01 par value, 100,000 shares
     authorized; 15,625 shares issued and 11,875
     outstanding at December 31, 1998; 15,725 shares
     issued and 11,975 shares outstanding at December
     31, 1999; 15,865 shares issued and 10,870 shares
     outstanding at June 30, 2000; and pro forma
     15,865 shares issued and 10,870 shares
     outstanding at June 30, 2000....................      119       120       121           121
  Additional paid-in capital.........................       --       206       661           661
  Retained earnings (deficit)........................    2,166     1,008     2,292          (943)
  Deferred compensation..............................       --        --      (260)         (260)
  Treasury stock, at cost (3,750 shares at December
     31, 1998 and 1999; and, 4,995 shares at June 30,
     2000 and pro forma).............................     (200)     (200)   (5,179)       (5,179)
                                                       -------   -------   -------       -------
          Total stockholders' equity (deficit).......    2,085     1,134    (2,365)       (5,600)
                                                       -------   -------   -------       -------
          Total liabilities and stockholders' equity
            (deficit)................................  $12,507   $16,942   $20,413       $20,413
                                                       =======   =======   =======       =======

   The accompanying notes are an integral part of the consolidated financial statements

                               AMR RESEARCH, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 SIX MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,         JUNE 30,
                                                   ---------------------------   -----------------
                                                    1997      1998      1999      1999      2000
                                                                                    (UNAUDITED)
REVENUES:
     Research services...........................  $10,451   $15,101   $22,097   $ 9,440   $15,383
     Other.......................................    1,229     2,831     3,287     1,151     2,024
                                                   -------   -------   -------   -------   -------
          Total revenues.........................   11,680    17,932    25,384    10,591    17,407
OPERATING EXPENSES:
     Cost of services............................    4,471     7,212    11,492     5,296     6,905
     Sales and marketing.........................    2,745     4,541     6,565     2,904     4,827
     General and administrative..................    2,643     3,404     4,773     2,169     3,386
                                                   -------   -------   -------   -------   -------
          Total operating expenses...............    9,859    15,157    22,830    10,369    15,118
                                                   -------   -------   -------   -------   -------
     Operating income............................    1,821     2,775     2,554       222     2,289
     Other income, net...........................      167       235       242       122       139
                                                   -------   -------   -------   -------   -------
     Income before income tax provision..........    1,988     3,010     2,796       344     2,428
     Income tax provision........................       92       160       121        15       106
                                                   -------   -------   -------   -------   -------
     Net income..................................  $ 1,896   $ 2,850   $ 2,675   $   329   $ 2,322
                                                   =======   =======   =======   =======   =======
Weighted average common shares outstanding:
     Basic.......................................   11,875    11,875    11,936    11,902    10,936
                                                   =======   =======   =======   =======   =======
     Diluted.....................................   12,554    13,702    14,270    14,235    13,789
                                                   =======   =======   =======   =======   =======
Earnings per common share:
     Basic.......................................  $  0.16   $  0.24   $  0.22   $  0.03   $  0.21
                                                   =======   =======   =======   =======   =======
     Diluted.....................................  $  0.15   $  0.21   $  0.19   $  0.02   $  0.17
                                                   =======   =======   =======   =======   =======
UNAUDITED PRO FORMA DATA:
     Historical income before income tax
       provision.................................  $ 1,988   $ 3,010   $ 2,796   $   344   $ 2,428
     Pro forma income tax provision..............      841     1,266     1,203       148     1,003
                                                   -------   -------   -------   -------   -------
     Unaudited pro forma net income..............  $ 1,147   $ 1,744   $ 1,593   $   196   $ 1,425
                                                   =======   =======   =======   =======   =======
Unaudited pro forma earnings per common share:
     Basic.......................................  $  0.10   $  0.15   $  0.13   $  0.02   $  0.13
                                                   =======   =======   =======   =======   =======
     Diluted.....................................  $  0.09   $  0.13   $  0.11   $  0.01   $  0.10
                                                   =======   =======   =======   =======   =======

   The accompanying notes are an integral part of the consolidated financial statements

                               AMR RESEARCH, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,           JUNE 30,
                                                ---------------------------   ---------------------
                                                 1997      1998      1999      1999        2000
                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income....................................  $ 1,896   $ 2,850   $ 2,675   $   329     $ 2,322
Adjustments to reconcile net income to net
  cash provided by operating activities:
     Depreciation and amortization............      149       196       389       181         242
     Loss on sale of property and equipment...       --        35        22        19          --
     Provision for doubtful accounts..........      208       210       308       110         218
Changes in assets and liabilities:
     Accounts receivable, net.................   (2,738)   (1,683)   (4,159)     (242)      1,020
     Prepaid expenses and other current
       assets.................................      (56)     (431)     (963)     (599)       (270)
     Accounts payable and accrued expenses....      232     1,480       509       425         515
     Deferred revenue.........................    3,316     2,606     4,634     1,687       4,855
                                                -------   -------   -------   -------     -------
Net cash provided by operating activities.....    3,007     5,263     3,415     1,910       8,902
                                                -------   -------   -------   -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment...........     (273)     (830)     (654)     (443)       (471)
Redemptions (purchase) of investments.........     (800)      800        --    (2,000)         --
                                                -------   -------   -------   -------     -------
Net cash used in investing activities.........   (1,073)      (30)     (654)   (2,443)       (471)
                                                -------   -------   -------   -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Note payable to stockholder...................       --        --        --        --       1,600
Share purchases and stock option exercises....       --        --       207       155         133
Share repurchases.............................       --        --        --        --      (4,979)
Distribution to stockholders..................   (1,418)   (2,263)   (3,833)   (3,035)     (1,038)
                                                -------   -------   -------   -------     -------
Net cash used in financing activities.........   (1,418)   (2,263)   (3,626)   (2,880)     (4,284)
                                                -------   -------   -------   -------     -------
Net increase (decrease) in cash and cash
  equivalents.................................      516     2,970      (865)   (3,413)      4,147
Cash and cash equivalents at beginning year...    2,692     3,208     6,178     6,178       5,313
                                                -------   -------   -------   -------     -------
Cash and cash equivalents at end of year......  $ 3,208   $ 6,178   $ 5,313   $ 2,765     $ 9,460
                                                =======   =======   =======   =======     =======

   The accompanying notes are an integral part of the consolidated financial statements

                               AMR RESEARCH, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                        COMMON STOCK        TREASURY STOCK      ADDITIONAL
                                      -----------------    -----------------     PAID-IN      RETAINED      DEFERRED
                                      SHARES     AMOUNT    SHARES    AMOUNT      CAPITAL      EARNINGS    COMPENSATION     TOTAL
Balance at December 31, 1996........   11,875     $119     3,750     $  (200)      $ --       $ 1,101           --        $ 1,020
     Net income.....................       --       --        --          --         --         1,896           --          1,896
     Stockholder distributions......       --       --        --          --         --        (1,418)          --         (1,418)
                                      -------     ----     -----     -------       ----       -------        -----        -------
Balance at December 31, 1997........   11,875      119     3,750        (200)        --         1,579           --          1,498
     Net income.....................       --       --        --          --         --         2,850           --          2,850
     Stockholder distributions......       --       --        --          --         --        (2,263)          --         (2,263)
                                      -------     ----     -----     -------       ----       -------        -----        -------
Balance at December 31, 1998........   11,875      119     3,750        (200)        --         2,166           --          2,085
     Net income.....................       --       --        --          --         --         2,675           --          2,675
     Stock purchases................       95        1        --          --        204            --           --            205
     Exercise of stock options......        5       --        --          --          2            --           --              2
     Stockholder distributions......       --       --        --          --         --        (3,833)          --         (3,833)
                                      -------     ----     -----     -------       ----       -------        -----        -------
Balance at December 31, 1999........   11,975      120     3,750        (200)       206         1,008           --          1,134
     Net income.....................       --       --        --          --         --         2,322           --          2,322
     Repurchase of common shares....   (1,245)      --     1,245      (4,979)        --            --           --         (4,979)
     Sale of common shares..........       13       --        --          --         50            --           --             50
     Stock issued for services......        7       --        --          --         63            --           --             63
     Exercise of stock options......      120        1        --          --         82            --           --             83
     Stockholder distributions......       --       --        --          --         --        (1,038)          --         (1,038)
     Issuance of stock options under
       the 1996 Stock Option Plan...       --       --        --          --        260            --         (260)            --
                                      -------     ----     -----     -------       ----       -------        -----        -------
Balance at June 30, 2000
  (unaudited).......................   10,870     $121     4,995     $(5,179)      $661       $ 2,292        $(260)       $(2,365)
                                      =======     ====     =====     =======       ====       =======        =====        =======

   The accompanying notes are an integral part of the consolidated financial statements.

                               AMR RESEARCH, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

1.  BUSINESS

     AMR Research, Inc. (the "Company") is a provider of research and analysis on e-business strategies and technologies. The Company's research provides a comprehensive view of the rapidly evolving business processes fundamental to success in the new economy. The Company offers its clients an integrated set of services, including monthly qualitative and quantitative studies, daily and weekly news analysis, research analyst access and participation at its executive conferences. The Company was incorporated in December 1986 and is incorporated under the laws of the State of Delaware. In July 1999, the Company established AMR Research International Limited, a wholly-owned subsidiary incorporated in Delaware which operates through a branch in the United Kingdom.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION. The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year's presentation.

     USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

     UNAUDITED INTERIM FINANCIAL INFORMATION. The accompanying interim consolidated financial statements at June 30, 2000, and for the six months ended June 30, 1999 and 2000 and related footnote information are unaudited. It is management's opinion that this accompanying financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial position, results of operations and cash flows at the dates and for the periods indicated. The results for interim periods are not necessarily indicative of the results that may be expected for any future period.

     PRO FORMA BALANCE SHEET. The unaudited pro forma balance sheet reflects the termination of the Company's S corporation election prior to completion of this offering and the recognition of a deferred income tax liability of approximately $600,000 as of June 30, 2000.

     CASH AND CASH EQUIVALENTS. The Company considers all investments that mature within three months of acquisition to be cash equivalents.

     CONCENTRATION OF CREDIT RISK. Carrying amounts of financial instruments held by the Company, which include cash equivalents, marketable securities, accounts receivable, accounts payable and accrued expenses, approximate fair value because of the short period to maturity of these instruments. Financial instruments that potentially expose the Company to a concentration of credit risk principally consist of cash and cash equivalents, marketable securities and accounts receivable. The Company grants credit to its customers during the normal course of business and generally requires no collateral from its customers. However, management routinely assesses the financial condition of its customers and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited. No single customer accounted for greater than 10% of revenues or accounts receivable in any of the periods presented.

     FOREIGN CURRENCY. The functional currency of the foreign subsidiary is the U.S. dollar. Nearly all transactions of the Company are settled in U.S. dollars. Gains and losses on currency transactions, which are immaterial, are included in the income statement.

                               AMR RESEARCH, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

     PROPERTY AND EQUIPMENT. Property and equipment are stated at cost and depreciated on a straight-line basis over the respective estimated useful lives, which are generally three to five years. Leasehold improvements are amortized over the lesser of the lease term or estimated useful life.

     Maintenance and repairs are expensed as incurred; improvements are capitalized. Upon retirement or disposition, the cost of the asset disposed of and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income.

     REVENUE AND COMMISSION EXPENSE RECOGNITION. Revenue from the Company's E-Business Advisory Service is recognized over the contract period, generally ranging from one to three years, and as market analyses and review series reports are delivered. The Company records a receivable and the related deferred revenue for the billable amount of the contract upon execution. The Company also records commission expense over the contract period in which the related revenues are earned. Other revenues consist principally of revenues recognized from contract negotiation and benchmarking services, speaking engagements and conference events which are recognized as services are performed.

     INCOME TAXES. The Company is taxed under the provisions of subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay corporate federal income taxes on its taxable income. Instead, the stockholders are liable for individual taxes on their share of the Company's taxable income. The Company has provided for income taxes in states in which it operated that did impose certain taxes on S corporations. The Commonwealth of Massachusetts taxes profits on S corporations with receipts exceeding $6 million. The provision for income taxes of $92,000, $160,000 and $121,000 in 1997, 1998 and 1999 respectively, and $15,000 and $106,000 for the six months ended June 30, 1999 and 2000, respectively, relates to state income taxes.

     As the Company has not been subject to federal income taxes, a reconciliation of the effective tax rate to the federal statutory rate is not meaningful. Additionally, no deferred tax asset or liability has been recorded for 1997, 1998 and 1999 or at June 30, 1999 and 2000 due to immateriality.

     Total stockholder distributions amounted to $1.4 million, $2.3 million and $3.8 million during the years ended December 31, 1997, 1998 and 1999, respectively and $3 million and $1 million during the six month periods ended June 30, 1999 and 2000, respectively. Stockholder distributions are made, at minimum, in amounts necessary to satisfy income tax liabilities of the stockholders arising from the Company's taxable income.

     Prior to the completion of the proposed initial public offering, the stockholders the Company intend to terminate the S corporation status. Subsequent to the termination, the Company will be subject to federal and state corporate income taxes at applicable corporate rates. Accordingly, the accompanying statements of income include a pro forma income tax adjustment (using estimated effective income tax rates ranging from 41% to 43%) reflecting the Company's income tax expenses as if the Company had been a C corporation. This change in tax status will result in the Company recording a tax expense and a net deferred tax liability of approximately $600,000 upon the filing date of the termination.

     The Company accounts for income taxes using the liability method as required by Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are recognized for the future tax consequences of differences between the tax and financial accounting basis of assets and liabilities. Deferred income taxes are based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is required to reduce deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized.

                               AMR RESEARCH, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

     SERVICES DEVELOPMENT. All costs incurred in the development of new services are expensed as incurred.

     EARNINGS PER SHARE. The Company computes and reports earnings per share in accordance with the provisions of SFAS No.128, "Earnings Per Share." The computations of basic and diluted earnings per share are based upon the weighted average number of common shares outstanding and potentially dilutive securities. Potentially dilutive securities include stock options.

     ACCOUNTING FOR STOCK-BASED COMPENSATION. The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize the fair value of all stock-based awards on the date of grant as expense over the vesting period. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and provide pro forma net income disclosures for option grants made as if the fair value-based method defined in SFAS No. 123 had been applied.

     Under APB Opinion No. 25, compensation expense would be recorded on the date of grant only if the current market price of the underlying units exceeded the exercise price. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

     COMPREHENSIVE INCOME. Effective January 1, 1998, SFAS No. 130, "Reporting Comprehensive Income," was adopted. This statement requires that all components of comprehensive income be reported in the financial statements in the period in which they are recognized. There was no difference between comprehensive income and the Company's net income reported in the accompanying consolidated statement of income for any of the periods reported.

     SEGMENT REPORTING. The Company has adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which requires companies to report selected information about operating segments, as well as enterprise-wide disclosures about products, services, geographic areas, and major customers. Operating segments are determined based on the way management organizes its business for making operating decisions and assessing performance. The Company views and manages its operations as one business unit. As a result, the accompanying financial statements and related notes represent all of the financial information related to the Company's principal operating segment. Other revenues consist of contract negotiation and benchmarking service, speaking engagements and conference events which individually comprise less than 9% of revenues, and total assets for each of the three years ended December 31, 1997, 1998 and 1999. Revenues and assets related to operations outside the United States accounted for less than 3% of the Company's total consolidated revenues and assets for each of the three years ended December 31, 1997, 1998 and 1999.

     NEW ACCOUNTING PRONOUNCEMENTS. In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. This statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133 was to be effective for fiscal years beginning after June 30, 1999. However, Statement of Financial Accounting Standards No.137, "Deferral of the Effective Date of SFAS No.133" was issued to defer adoption of SFAS No.133 to fiscal years beginning after June 30, 2000. Management does not expect the adoption of SFAS No.133 will have a material effect on its consolidated financial statements.

     In December 1999, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No.101 ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with SEC. The Company is required to be in conformity with the

                               AMR RESEARCH, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

provisions of SAB 101 by the quarter ended June 30, 2000. However, Staff Accounting Bulletin No. 101B, "Second Amendment: Revenue Recognition in Financial Statements" was issued to defer adoption of SAB 101 to the quarter ending December 31, 2000. Management does not expect the adoption of SAB 101 will have a material effect on its consolidated financial statements.

     In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APB No. 25 and among other issues clarifies the following: the definition of an employee for purposes of applying APB No. 25; the criteria for determining whether a plan qualifies as a noncompensating plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. Management does not expect the application of FIN will have a material effect on its consolidated financial statements.

3.  EARNINGS PER SHARE

     Basic earnings per common share is computed by dividing net income by the basic weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed by dividing net income by the diluted weighted average number of common shares, which includes all dilutive potential common equivalent shares outstanding, during the period. Dilutive potential common equivalent shares consist of common stock to be issued upon the exercise of outstanding stock options. The dilutive effect of options has been determined in accordance with the treasury-stock method. The following table summarizes the basic and diluted weighted average common shares:

                                                                         SIX MONTHS
                                         YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                                        --------------------------    ----------------
                                         1997      1998      1999      1999      2000
                                                        (IN THOUSANDS)
Basic weighted average common shares
  outstanding.........................  11,875    11,875    11,936    11,902    10,936
Dilutive effect of options............     679     1,827     2,334     2,333     2,853
                                        ------    ------    ------    ------    ------
Diluted weighted average common shares
  outstanding.........................  12,554    13,702    14,270    14,235    13,789
                                        ======    ======    ======    ======    ======

4.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                                              SIX MONTHS
                                               YEAR ENDED DECEMBER 31,      ENDED JUNE 30,
                                              -------------------------     ---------------
                                              1997      1998      1999      1999      2000
                                                             (IN THOUSANDS)
Cash paid for income taxes..................   $77      $159      $209       $77       $37
Non-cash financing activities:
     Common stock issued for services
       rendered.............................    --        --        --        --        63

     In June 2000, the Company issued 7,500 shares of common stock to a vendor for services rendered related to the Company's conference services. The Company recorded a prepaid expense of $63,000 at June 30, 2000; the amount will be expensed once the conference occurs in the fourth quarter of 2000.

                               AMR RESEARCH, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

5.  PROPERTY AND EQUIPMENT

                                                                DECEMBER 31,
                                                              ----------------
                                                               1998      1999
                                                               (IN THOUSANDS)
Purchased software..........................................  $  386    $  560
Computer and office equipment...............................     766       845
Furniture and fixtures......................................     289       397
Leasehold improvements......................................     251       283
                                                              ------    ------
                                                               1,692     2,085
Less: accumulated depreciation..............................    (536)     (686)
                                                              ------    ------
Property and equipment, net.................................  $1,156    $1,399
                                                              ======    ======

6.  COMMITMENTS

     The Company leases office space under non-cancelable leases that expire through 2005. In addition, the Company leases office equipment under various non-cancelable operating leases that expire in 2000 and 2002.

     At December 31, 1999, future minimum lease payments under non-cancelable operating leases are as follows:

                                                              (IN THOUSANDS)
Year ending December 31,
  2000....................................................        $1,305
  2001....................................................         1,503
  2002....................................................         1,441
  2003....................................................         1,409
  2004....................................................         1,400
     Thereafter...........................................           421
                                                                  ------
                                                                  $7,479
                                                                  ======

     Rent expense was $419,000, $652,000 and $1.1 million for the years ending December 31, 1997, 1998 and 1999, respectively.

7.  STOCKHOLDERS' EQUITY

     In September of 1998, the Company effected a five-for-four stock split of the common stock in the form of a stock dividend. The Company also effected a five-for-two stock split of the common stock in the form of a stock dividend in June 1997. All information pertaining to the common stock and options has been retroactively adjusted to reflect these stock splits.

8.  STOCK OPTION PLAN

     In 1996, the Company adopted the 1996 Stock Option Plan (the "Plan"). Incentive stock options and nonqualified stock options to purchase up to 6.1 million shares of the Company's common stock may be granted. The Plan is administered by the Board of Directors. Options designated as incentive stock options can be granted only to employees, including officers and directors who are also employees. Options designated as nonqualified options may be granted to officers, employees, consultants, directors and advisors of the Company. No incentive stock options can be granted to employees with more than 10% of the total combined voting power of all classes of stock unless the option exercise price is at least 110% of the fair market value at the time it is granted. Incentive stock options may not be granted at less than the

                               AMR RESEARCH, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

fair market value of the Company's common stock at the date of grant. Nonqualified options may not be granted at less than 50% of the fair market value of the common stock at the time the option is granted. Options granted under the Plan are restricted as to transfer.

     The exercise price of each option is established by the Board of Directors at the time that the option is granted and specified in the option agreement. The duration of the options is also subject to terms and conditions as the Board specifies in the option agreements. Under the Plan, the option term cannot exceed ten years.

     Options granted under the Plan are exercisable as determined by the Board of Directors but generally in the following manner. On the first anniversary date, 25% shall vest, thereafter, additional shares shall vest on a monthly basis, in arrears, as follows: at the end of each month after the first anniversary date, an additional 2.1% of the shares will vest so that all the shares will be vested by the fourth anniversary date.

     Stock option activity during the years ended December 31, 1997, 1998 and 1999 was as follows:

                                                      NUMBER OF OPTIONS    WEIGHTED-AVERAGE
                                                       (IN THOUSANDS)       EXERCISE PRICE
Outstanding at December 31, 1996....................        1,281               $0.03
     Granted........................................        2,219                0.51
     Canceled.......................................           (6)               0.51
                                                            -----               -----
Outstanding at December 31, 1997....................        3,494                0.34
     Granted........................................          765                1.88
     Canceled.......................................          (50)               0.53
                                                            -----               -----
Outstanding at December 31, 1998....................        4,209                0.62
     Granted........................................        1,587                2.35
     Canceled.......................................          (47)               0.92
     Exercised......................................           (4)               0.51
                                                            -----               -----
Outstanding at December 31, 1999....................        5,745                1.09
                                                            =====               =====
Exercisable at December 31, 1997....................        1,181                0.03
                                                            =====               =====
Exercisable at December 31, 1998....................        2,084                0.23
                                                            =====               =====
Exercisable at December 31, 1999....................        2,904                0.42
                                                            =====               =====

     The following table summarizes information about stock options outstanding at December 31, 1999:

                          OPTIONS OUTSTANDING                                     OPTIONS EXERCISABLE
------------------------------------------------------------------------   ---------------------------------
                        NUMBER       WEIGHTED-AVERAGE                          NUMBER
    RANGE OF         OUTSTANDING        REMAINING       WEIGHTED-AVERAGE    EXERCISABLE     WEIGHTED-AVERAGE
 EXERCISE PRICE     (IN THOUSANDS)   CONTRACTUAL LIFE    EXERCISE PRICE    (IN THOUSANDS)    EXERCISE PRICE
      $0.03             1,281              3.7               $0.03             1,281             $0.03
       0.51             2,136              7.4                0.51             1,370              0.51
       0.77                98              8.3                0.77                43              0.77
       2.08             1,160              9.1                2.08               210              2.08
       2.49             1,070              9.9                2.49                --                --
                        -----                                                  -----
                        5,745              7.4               $1.09             2,904             $0.42
                        =====                                                  =====

                               AMR RESEARCH, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

     The weighted-average fair value of options granted during 1997, 1998 and 1999 was $0.12, $0.38 and $0.71, respectively. Under SFAS No. 123, the fair value of each employee option grant is estimated on the date of grant using the Black-Scholes option price model to apply the minimum value method with the following weighted-average assumptions used for grants made during 1997, 1998 and 1999:

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                              1997      1998      1999
Expected life in years......................................   5.0       6.0       6.0
Risk free interest rate.....................................   6.1       4.5       5.3
Volatility..................................................    --        --        --
Dividend yield..............................................    --        --        --

     There was no compensation expense recorded in the Company's statements of income related to stock-based employee compensation awards for the years ended December 31, 1997, 1998, 1999. Deferred compensation of $260,000 was recorded for the six month period ended June 30, 2000 related to the issuance of 59,375 stock options on June 23, 2000. The deferred compensation will be amortized over 4 years, the vesting period. Had compensation expense for the Company's Plan been recorded based on fair value of the options at the grant date, as prescribed by SFAS 123, the impact would have resulted in pro forma net income as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------
                                                         1997           1998           1999
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Pro forma net income.................................   $1,859         $2,766         $2,464
Pro forma basic earnings per common share............   $ 0.16         $ 0.23         $ 0.21
Pro forma diluted earnings per common share..........   $ 0.15         $ 0.20         $ 0.17

     The unaudited pro forma impact on reported net income for the years ended December 31, 1997, 1998 and 1999 is not necessarily representative of the pro forma impact on reported net income or loss for future years since additional option grants are expected to be made in future years.

9.  401(k) PROFIT SHARING PLAN

     The Company has a 401(k) plan covering substantially all of its employees. The 401(k) plan allows for discretionary employer profit-sharing contributions that are determined annually by the Board of Directors. Plan participants are entitled to their vested portion of profit sharing contributions upon termination of employment. Profit-sharing contributions for the plan years ending December 31, 1997, 1998 and 1999 were $212,000, $338,000 and $550,000, respectively.

10.  RELATED PARTY TRANSACTIONS

     In August 1999, the Company's legal counsel purchased for fair value 24,085 shares of common stock for $50,000. During 1999, this legal counsel provided approximately $47,000 of legal services paid for by the Company.

     At December 31, 1998, the Company had notes receivable of $100,000 from members of management. The loans and interest were payable in installments over a four-year period. These notes were completely paid in 1999.

     In April, 2000, the Company sold 12,500 shares of common stock for $50,000 to a service provider for cash. During 2000, approximately $40,000 was paid by the Company for services to this service provider.

     On December 30, 1999, the Company entered into a redemption agreement with a stockholder to acquire, on January 3, 2000, 1,097,750 shares of the Company's common stock. The initial redemption

                               AMR RESEARCH, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

value was approximately $2.7 million, which was paid in cash and a $1.2 million promissory note. Payments of principal of $300,000 and interest at 1 1/2% above the prime rate, determined at the time of disbursement, are due annually beginning January 1, 2001. The final redemption value will be based on the fair value determined by the Board of Directors, or resulting from a liquidation event, prior to July 1, 2000. See Note 12.

11.  CERTAIN BALANCE SHEET ACCOUNTS

ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                                           YEAR ENDED DECEMBER 31,
                                                         ---------------------------
                                                         1997       1998       1999
                                                               (IN THOUSANDS)
Balance, beginning of period...........................  $ 108      $ 175      $ 270
Provision for doubtful accounts........................    208        210        308
Write-offs, net of recoveries..........................   (141)      (115)      (334)
                                                         -----      -----      -----
Balance, end of period.................................  $ 175      $ 270      $ 244
                                                         =====      =====      =====

ACCRUED EXPENSES

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                1998            1999
                                                                   (IN THOUSANDS)
Payroll and related.........................................   $  966          $2,285
Other.......................................................      180             134
                                                               ------          ------
                                                               $1,146          $2,419
                                                               ======          ======

12.  SUBSEQUENT EVENTS

     On September 18, 2000, the Board of Directors approved a plan to merge all Class A and Class B common stock into a single class of voting common stock. Shares of Class A common stock will be distributed to holders of Class B common stock at a ratio of 1 Class A common share to 1 Class B common share prior to the offering. Class A common stock is now referred to as common stock and has been presented retroactively in the Balance Sheet and Statement of Changes in Stockholders' Equity.

     On September 18, 2000, the Board of Directors approved a plan to increase the authorized common stock from 33,975,000 shares to 100,000,000 shares and a 5-for-2 stock split of the common stock. Par value of common stock will remain at $0.01 per share. The stock split will be effective prior to the offering.

     The effect of the stock split has been recognized retroactively in the stockholders' equity accounts on the balance sheets for all periods presented, and in all share and per share data in the accompanying consolidated financial statements and notes to the financial statements. Stockholders' equity accounts on the balance sheets have been restated to reflect the reclassification of an amount equal to the par value of the increase in issued common shares from the additional paid-in capital account to the common stock account.

     On September 18, 2000, the Board of Directors approved a plan to issue "blank check" preferred stock consisting of 5,000,000 shares, with a par value of $0.01 per share, that can be issued from time to time in one or more series upon authorization by the Board of Directors. The Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preference and any other rights, preferences,

                               AMR RESEARCH, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

privileges and restrictions applicable to each series of preferred stock. No preferred stock is outstanding at June 30, 2000.

     On April 10, 2000, the Board of Directors finalized the redemption transaction described in Note 10 and determined the fair value to be approximately $5.0 million. The increase in the redemption value was paid in cash and an increase to the promissory note to $1.6 million. The Company expects to pay the promissory note in full before the end of September, 2000.

     On June 23, 2000 the Board of Directors approved the repurchase of 125,000 shares of common stock at $10 per share for cash. The transaction was settled on July 7, 2000.

     On September 18, 2000 the Board of Directors approved the 2000 Stock Option Plan ("Option Plan") that provides for the granting of incentive stock options, non-qualified options and stock awards as defined in Section 422 of the Internal Revenue Code to our officers, employees, directors, or consultants. The number of shares initially reserved for issuance upon the exercise of options under the Option Plan is 2,000,000. On the first day of each year, the number of shares available for issuance under the Option Plan shall be increased by an amount to equal 5% of the total number of issued and outstanding shares on that date. No options have been granted under the Option Plan. The Company does not anticipate any compensation expense resulting from issuance of stock options under the Option Plan.

     On September 18, 2000 the Board of Directors approved the 2000 Employee Stock Purchase Plan ("Stock Purchase Plan"). The Stock Purchase Plan will become effective immediately upon the effective date of the initial public offering. The Stock Purchase Plan will allow eligible employees of the Company to purchase shares of the Company's common stock, at semi-annual intervals, through periodic payroll deductions. A total of 500,000 shares of common stock may be issued under the Stock Purchase Plan. In addition, on the first day of each year, the number of shares available for issuance under the 2000 plan shall be increased by an amount equal to 1% of the total number of issued and outstanding shares on the last day of the previous fiscal year. The purchase price will be 85% of the lower of the fair market value of the Company's common stock on the offer date after the effective date of the initial public offering or 85% of the fair market value on the semi-annual purchase date. The first purchase will occur on the last business day in March 2001.

     On September 5, 2000, the Company distributed approximately $1,100,000 representing a portion of its undistributed S corporation earnings. In addition, on September 18, 2000, the Board of Directors declared a distribution to be made to stockholders prior to the Company's planned initial public offering of a portion of the anticipated undistributed S corporation earnings through the termination of the S corporation election. These distributions, which are expected to approximate $2,600,000, have been reflected in the pro forma balance sheet as of June 30, 2000. Prior to its planned initial public offering, the Company plans to enter into a tax indemnity agreement with each of its existing stockholders.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
          , 2000

                                      LOGO

                                       SHARES OF COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                          DONALDSON, LUFKIN & JENRETTE

                           THOMAS WEISEL PARTNERS LLC
                          ADAMS, HARKNESS & HILL, INC.
                            WILLIAM BLAIR & COMPANY
                                 DLJdirect INC.

--------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of AMR Research, Inc. have not changed since the date hereof.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Until             (25 days after the date of this prospectus) all dealers that effect transactions in these shares of common stock may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.
--------------------------------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses (other than the underwriting discount) payable in connection with the sale of the common stock offered hereby are as follows, all of which will be paid by the Company:

                                                              AMOUNT
SEC Registration fee........................................  $19,800
NASD filing fee.............................................    8,000
Nasdaq National Market fee..................................
Printing expenses...........................................
Legal fees and expenses.....................................
Blue Sky fees and expenses..................................
Accounting Fees and expenses................................
Transfer agent and registrar fees and expenses..............
Miscellaneous...............................................
                                                              -------
  Total:....................................................  $
                                                              =======

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The registrant's certificate of incorporation in effect as of the date hereof, and the registrant's restated certificate of incorporation to be in effect upon the closing of this offering (collectively, the "Certificate") provide that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the registrant's directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under Delaware law, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental law. The registrant intends to obtain liability insurance for its officers and directors prior to the closing of this offering.

     Section 145 of the DGCL provides as follows:

     A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact the he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and a manner he reasonably believed to in or not opposed to the best interest of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     In addition, pursuant to our certificate of incorporation and bylaws, we shall indemnify our directors and officers against expenses (including judgments or amounts paid in settlement) incurred in any action, civil or criminal, to which any such person is a party by reason of any alleged act or failure to act in his capacity as such, except as to a matter as to which such director or officer shall have been finally adjudged not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation.

     The underwriting agreement between AMR Research and the underwriters of this offering provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed at Exhibit 1.1 hereto.

     We're in the process of obtaining directors and officers liability insurance for the benefit of our directors and certain of our officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     During the three year period of time ending August 31, 2000, AMR Research issued the following securities as summarized below. None of the securities has been registered under the Securities Act.

     (a) Issuances of Common Stock.

     During 1999, the Company sold 102,673 shares of Class B Common Stock to individuals, including Mr. Litvack, at a price of $2.08 per share. During 2000, the Company sold 12,500 shares of Class B Common Stock to an individual and issued 7,500 shares of Class B Common Stock to an individual in return for services rendered, at a price per share, in both cases, of $4.00 per share. The sales and issuances of securities were exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof, or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering.

     (b) Grants of Stock Options.

     From September 1, 1997 to August 31, 1998, the Company granted options to purchase 170,313 shares, with a weighted average exercise price of $0.65 per share.

     From September 1, 1998 to August 31, 1999, the Company granted options to purchase 847,563 shares, with a weighted average exercise price of $2.08 per share.

     From September 1, 1999 to August 31, 2000, the Company granted options to purchase 1,694,375 shares, with a weighted average exercise price of $2.88 per share. The granting of above stock options did not require registration under the Securities Act, or an exemption therefrom, insofar as such grants did not involve a "sale" of securities as such term is used in Section 2(3) of the Securities Act. The issuance of stock upon the exercise of options is exempt from the registration requirements of the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.

ITEM 16.  EXHIBITS

NO.                        DESCRIPTION OF DOCUMENTS
 1.1*    Form of Underwriting Agreement
 3.1*    Form of Restated Certificate of Incorporation of the
         Registrant
 3.2*    Form of Amended and Restated Bylaws of the Registrant
 5.1*    Form of Opinion of Hutchins, Wheeler & Dittmar, A
         Professional Corporation
10.1     Shareholders' Agreement, dated as of July 31, 1996, among
         the Registrant and certain of its stockholders (the
         "Shareholders' Agreement")
10.2     First Amendment to Shareholders' Agreement
10.3     1996 Stock Option Plan
10.4*    2000 Employee Stock Purchase Plan
10.5*    2000 Stock Incentive Plan
10.6     Lease dated August 12, 1992, between MLH Income Realty
         Partnership V and the Registrant for the premises located at
         2 Oliver Street, Boston, MA (the "Boston Lease")
10.7     First Amendment to the Boston Lease, dated December 31, 1994
10.8     Second Amendment to the Boston Lease, dated January 23, 1996
10.9     Third Amendment to the Boston Lease, dated October 15, 1996
10.10    Fourth Amendment to the Boston Lease, dated January 8, 1998
10.11    Fifth Amendment to the Boston Lease, dated July 27, 1998
10.12    Sixth Amendment to the Boston Lease, dated December 30, 1999
10.13    Seventh Amendment to the Boston Lease, dated August 25, 2000
21.1     Subsidiary
23.1     Consent of PricewaterhouseCoopers LLP
23.2*    Consent of Hutchins, Wheeler & Dittmar, A Professional
         Corporation (included in Exhibit 5.1)
24.1     Power of Attorney (included in the signature page of the
         registration statement)
27.1     Financial Data Schedule
27.2     Financial Data Schedule

------------------------------
* To be filed by amendment

     All other schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing of this offering specified in the underwriting agreement certificates in such denomination and registered in such names as required by the underwriters to permit proper delivery to each purchaser.

     The undersigned registrant hereby undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on September 22, 2000.

                                          AMR RESEARCH, INC.

                                          By:    /s/ ANTHONY J. FRISCIA

                                            ------------------------------------
                                                     Anthony J. Friscia

     We, the undersigned officers and directors of AMR Research, Inc. hereby severally constitute and appoint Anthony J. Friscia to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and, in connection with any registration of additional securities pursuant to Rule 464(b) under the Securities Act of 1933, to sign any abbreviated registration statement and any and all amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, in each case, with the Securities and Exchange Commission, and generally do all such things in our names and on our behalf in our capacities consistent with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                   TITLE                      DATE

              /s/ ANTHONY J. FRISCIA                 President and Chief Executive   September 22, 2000
---------------------------------------------------  Officer and Chairman of the
                Anthony J. Friscia                   Board (Principal Executive
                                                     Officer)

              /s/ ROBERT B. BLAKELEY                 Chief Financial Officer         September 22, 2000
---------------------------------------------------  (Principal Financial and
                Robert B. Blakeley                   Accounting Officer)

               /s/ JEFFREY M. KAPLAN                 Director                        September 22, 2000
---------------------------------------------------
                 Jeffrey M. Kaplan

                /s/ NEAL G. LITVACK                  Director                        September 22, 2000
---------------------------------------------------
                  Neal G. Litvack

              /s/ DAVID E. VAN ZANDT                 Director                        September 22, 2000
---------------------------------------------------
                David E. Van Zandt

               /s/ REUBEN WASSERMAN                  Director                        September 22, 2000
---------------------------------------------------
                 Reuben Wasserman

                                 EXHIBIT INDEX

NO.                        DESCRIPTION OF DOCUMENTS
 1.1*    Form of Underwriting Agreement
 3.1*    Form of Restated Certificate of Incorporation of the
         Registrant
 3.2*    Form of Amended and Restated Bylaws of the Registrant
 5.1*    Form of Opinion of Hutchins, Wheeler & Dittmar, A
         Professional Corporation
10.1     Shareholders' Agreement, dated as of July 31, 1996, among
         the Registrant and certain of its stockholders (the
         "Shareholders' Agreement")
10.2     First Amendment to Shareholders' Agreement
10.3     1996 Stock Option Plan
10.4*    2000 Employee Stock Purchase Plan
10.5*    2000 Stock Incentive Plan
10.6     Lease dated August 12, 1992, between MLH Income Realty
         Partnership V and the Registrant for the premises located at
         2 Oliver Street, Boston, MA (the "Boston Lease")
10.7     First Amendment to the Boston Lease, dated December 31, 1994
10.8     Second Amendment to the Boston Lease, dated January 23, 1996
10.9     Third Amendment to the Boston Lease, dated October 15, 1996
10.10    Fourth Amendment to the Boston Lease, dated January 8, 1998
10.11    Fifth Amendment to the Boston Lease, dated July 27, 1998
10.12    Sixth Amendment to the Boston Lease, dated December 30, 1999
10.13    Seventh Amendment to the Boston Lease, dated August 25, 2000
21.1     Subsidiary
23.1     Consent of PricewaterhouseCoopers LLP
23.2*    Consent of Hutchins, Wheeler & Dittmar, A Professional
         Corporation (included in Exhibit 5.1)
24.1     Power of Attorney (included in the signature page of the
         registration statement)
27.1     Financial Data Schedule
27.2     Financial Data Schedule

------------------------------
* To be filed by amendment

     All other schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.